Exhibit 3

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

JUPITERMEDIA CORPORATION

AND

GETTY IMAGES, INC.

Dated as of October 22, 2008

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(continued)

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		Page
Section 11.6.	Counterparts	79

Section 11.7.	Governing Law; Jurisdiction; Waiver of Jury Trial	80

Section 11.8.	Construction	80

Section 11.9.	Severability	80

Section 11.10.	Specific Performance	80

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SCHEDULE NUMBER	SCHEDULE NAME
1.1	Assumed Liabilities
1.2	Employees
1.3	Knowledge of Seller
1.4	Net Working Capital Calculation Example
1.5	Permitted Liens
3.2(c)	Noncontravention
3.3(c)	Subsidiaries
3.3(d)	Subscription Rights
3.5(c)	Undisclosed Liabilities
3.6	Internal Controls
3.7	Absence of Certain Changes
3.8	Litigation
3.9(a)	Material Contracts
3.10(a)	Real Property Leases
3.10(b)	Owned Real Property
3.11	Compliance with Laws; Permits
3.12(a)	Registered Intellectual Property
3.12(b)	Ownership of Registered Intellectual Property
3.12(c)	Infringement of Intellectual Property
3.12(d)	Third Party Infringement of Intellectual Property
3.12(f)	Intellectual Property Legal Proceedings
3.12(g)	Software
3.12(h)	Licensed Software
3.13(a)	Content
3.13(b)	Content Claims
3.13(c)	Return of Content
3.13(d)	Title to Content
3.13(e)	Defects in Content
3.14(c)	Privacy Policies
3.14(d)	Processing
3.14(f)	Online Tracking Resources
3.15(a)	Plans
3.15(b)	Labor Matters
3.15(d)	Payments to Employees
3.17	Tax Matters
3.18	Insurance Policies
3.19	Interested Party Transactions
5.1	Conduct of Business Prior to Closing
5.2	Restrictions on the Conduct of Business Prior to Closing
5.15	Assigned Agreements and Assets
7.3(g)	Consents and Waivers

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EXHIBIT	EXHIBIT NAME
A	Form of Support Agreement
B	Form of Non-Competition Agreement
C	Form of Cross Receipt
D	Form of Escrow Agreement
E	Form of Transition Services Agreement
F	Non-Disclosure Agreement
G	Form of Assignment and Assumption Agreement
H	Form of FIRPTA Certificate

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 22, 2008, by and between Jupitermedia Corporation, a Delaware corporation (“Seller”), and Getty Images, Inc., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding common stock, with a par value of $0.01 per share, of the Company (the “Stock”);

WHEREAS, the Stock constitutes one hundred percent (100%) of the issued and outstanding capital stock of the Company;

WHEREAS, Purchaser desires to purchase the Stock from Seller, and Seller desires to sell the Stock to Purchaser, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Purchaser has required, as a condition to its willingness to enter into this Agreement, that certain stockholders of Seller (the “Supporting Stockholders”) each enter into a Support Agreement, dated as of the date hereof and in the form attached hereto as Exhibit A (the “Support Agreements”), simultaneously herewith, pursuant to which, among other things, the Supporting Stockholders have agreed to vote all shares of Seller Stock they beneficially own to approve the transactions contemplated by this Agreement, and in order to induce Purchaser to enter into this Agreement, the board of directors of Seller has approved the execution and delivery of the Support Agreements by the Supporting Stockholders; and

WHEREAS, Purchaser has required, as a condition to its willingness to enter into this Agreement, that Alan Meckler enter into a Non-Competition Agreement, dated as of the date hereof and effective as of the Closing Date and in the form attached hereto as Exhibit B (the “Non-Competition Agreement”), simultaneously herewith.

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1. Definitions.

In addition to the terms defined elsewhere herein, the terms defined in the introductory paragraph and the preamble to this Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified below when used herein with initial capital letters:

“Acquisition Proposal” means any proposal or offer from any Person or “group” (as such term is defined under the Exchange Act), other than Purchaser, contemplating,

whether in one transaction or a series of related transactions, any (a) merger, consolidation or similar transaction involving the Company or Seller, (b) sale or other disposition, directly or indirectly, by merger, consolidation, share exchange or any similar transaction, of any assets of the Company or Seller representing twenty percent (20%) or more of the assets of the Company or Seller, as the case may be, as calculated based on the Balance Sheet, (c) issuance, sale or other disposition by the Company or Seller (including by way of merger, consolidation, share exchange or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the outstanding voting interests in the Company or Seller, as the case may be, (d) tender offer or exchange offer that if consummated would result in any Person or “group” (as such term is defined under the Exchange Act) beneficially owning twenty percent (20%) or more of the outstanding capital stock of the Company or Seller or (e) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the transactions contemplated by this Agreement.

“Adjustment Report” has the meaning set forth in Section 2.3(a).

“Adverse Recommendation Change” has the meaning set forth in Section 5.6(c).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that Hellman & Friedman LLC and its Affiliates and portfolio companies shall not be considered Affiliates of Purchaser and its Subsidiaries for the purposes of this Agreement.

“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local or foreign Law.

“Agreement” has the meaning set forth in the preamble, and shall include all Schedules and Exhibits hereto.

“Allowed Liability Amount” has the meaning set forth in Section 6.5.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Agency that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Arbiter” has the meaning set forth in Section 2.3(c).

“Assigned Agreements” has the meaning set forth in Section 5.15.

“Assigned Agreements and Assets” has the meaning set forth in Section 5.15.

“Assigned Assets” has the meaning set forth in Section 5.15.

“Assignment and Assumption Agreement” has the meaning set forth in Section 5.16.

“Assumed Liabilities” means the Liabilities of Seller that are related to the Business and set forth on Schedule 1.1 hereto.

“Balance Sheet” has the meaning set forth in Section 3.5(b).

“Balance Sheet Date” has the meaning set forth in Section 3.5(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.2(a).

“Business” means the business and operations of the Company and its Subsidiaries, as conducted as of the date hereof.

“Business Day” means a day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in the City of New York.

“Cap” has the meaning set forth in Section 9.2(c)(iii).

“Charter Documents” has the meaning set forth in Section 3.1(b).

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Date Balance Sheet” has the meaning set forth in Section 2.3(a) as finally adjusted pursuant to Section 2.3.

“Closing Date Net Working Capital” means the Net Working Capital as of the Closing Date.

“Closing Date Payment” has the meaning set forth in Section 2.2(b).

“Closing Schedule” has the meaning set forth in Section 2.3(a).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” means Jupiterimages Corporation, an Arizona corporation.

“Company Content” means Content owned, used or held for use by the Company or any of its Subsidiaries.

“Company Intellectual Property” means (a) all Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries and (b) Seller-Owned Business Intellectual Property.

“Company Owned Property” has the meaning set forth in Section 3.10(b).

“Company Real Property” has the meaning set forth in Section 3.10(b).

“Company Technology” means (a) all Technology owned, used or held for use by the Company or any of its Subsidiaries and (b) Seller-Owned Business Technology.

“Company Software” has the meaning set forth in Section 3.12(g).

“Content” means any artwork, photograph, still or motion image, video, footage, illustration, drawing, graphic, animation, computer rendering, negative or any other image or visual representation of any type, sound, music, sound or music recording or performance or any other visual or aural content, and any reproduction of any of the foregoing.

“Continuing Employee” means each individual who is an Employee on the Closing Date.

“Contracts” as of any date means, collectively, all contracts, agreements, commitments, instruments and guaranties to which the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, to the extent related to the Business) is a party as of such date, whether written or oral.

“Contributor” means any Person who assigns or licenses any Content to the Company and/or any of its Subsidiaries.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Cross Receipt” means that certain Cross Receipt in substantially the form attached hereto as Exhibit C.

“Damages” means any losses, amounts paid in settlement, claims, damages, Liabilities, obligations, judgments, settlements, fines and reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and costs of investigation expenses (but, with respect to costs of investigation expenses, only in instances where the underlying claim is determined to be indemnifiable under Article VI or Article IX) and excluding any incidental, liquidated, special, indirect, punitive or consequential damages or lost profits); provided, however, that the foregoing shall not preclude recovery by an Indemnitee with respect to any Damages paid to a third party.

“Deductible” has the meaning set forth in Section 9.2(c)(i).

“Deposit” has the meaning set forth in Section 6.9(f).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disputed Items” has the meaning set forth in Section 2.3(b).

“DOJ” means the Antitrust Division of the Department of Justice.

“Election Carryforward” has the meaning set forth in Section 6.9(e).

“Election Escrow Agreement” means the escrow agreement contemplated by Section 6.9(f) to be entered into between Seller and Purchaser on the Closing Date which, where applicable, will be in substantially the same form as the Escrow Agreement.

“Election Forms” has the meaning set forth in Section 6.9(f).

“Elections” has the meaning set forth in Section 6.9(e).

“Employee Benefit Plan” has the meaning set forth in Section 3(3) of ERISA.

“Employee” means each individual who is an employee of the Company or Seller (in the case of Seller, who performs services for the Company) (including such persons who are on an approved leave of absence, vacation, short-term disability or otherwise treated as an active employee of Seller) and is set forth on Schedule 1.2.

“Environmental Laws” means all federal, state and local Laws relating to pollution, protection of the environment or Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” has the meaning set forth in Section 6.9(f).

“Escrow Agreement” means that certain Escrow Agreement in substantially the form attached hereto as Exhibit D.

“Escrow Amount” has the meaning set forth in Section 9.2(d).

“Escrow Fund” has the meaning set forth in Section 9.2(d).

“Exchange Act” has the meaning set forth in Section 3.4.

“Excluded Liabilities” means (a) any Indebtedness of the Company or its Subsidiaries (other than Indebtedness incurred by Purchaser with respect to the

Company), (b) any Liabilities resulting from or relating to any Plan which is an Employee Benefit Plan (except to the extent accrued on the Closing Date Balance Sheet) and (c) any Liabilities related to Seller or any of its Subsidiaries (other than the Company or its Subsidiaries) except for the Assumed Liabilities.

“Expiration Date” has the meaning set forth in Section 9.2(d).

“Fairness Opinion” has the meaning set forth in Section 3.22.

“Financial Statements” has the meaning set forth in Section 3.5(b).

“FIRPTA Certificate” has the meaning set forth in Section 7.3(e).

“Foreign Antitrust Laws” has the meaning set forth in Section 3.4.

“FTC” means the Federal Trade Commission.

“GAAP “ means generally accepted accounting principles in effect in the United States of America at the time of application thereof, applied on a consistent basis.

“Governmental Agency” means (a) any federal, state, county, local, municipal or foreign government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Hazardous Substances” means any substance which is a “hazardous substance,” “hazardous waste,” “toxic substance,” “toxic waste,” “pollutant” or “contaminant” under any Environmental Law, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), and the Clean Air Act (42 U.S.C. § 7401 et seq).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (including breakage costs and fees), if any, unpaid fees or expenses and other monetary obligations in respect of (i) any indebtedness of the Company for money borrowed and (ii) obligations evidenced by bonds, debentures, notes, obligations or, except for accrued liabilities arising in the Ordinary Course of Business, other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses (other than trade payables which are not overdue or in default or which are set forth in the Financial Statements), (b) all obligations of the Company in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto) but only to the extent of drawings thereunder, (c) all obligations of the Company under interest rate or currency swap transaction (valued at the termination value thereof), (d) every obligation of the type referred to in clauses (a) through (c) of another Person the payment of which, in any case, the Company has contractually guaranteed or is contractually responsible or liable, directly or indirectly, as obligor, guarantor or otherwise and (e) every obligation of the type referred to in clauses (a) through (d) of another Person secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnification Claim” has the meaning set forth in Section 9.3.

“Indemnifying Party” has the meaning set forth in Section 9.3.

“Indemnitees” has the meaning set forth in Section 9.2(b).

“Information Technology Systems” means all communications systems, computer systems, servers, network equipment and other hardware used by the Company or any of its Subsidiaries.

“Intellectual Property” means all intellectual property rights and related priority rights, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including (a) all patents and applications therefor, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing thereon, and all reissues, reexaminations, substitutions, renewals and extensions thereof (collectively, “Patents”), (b) all trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions thereof (collectively, “Marks”), (c) all Internet domain names, (d) all copyrights, copyrightable works, works of authorship and moral rights, and all registrations, applications, renewals, extensions and reversions thereof (collectively, “Copyrights”), (e) trade secrets, including trade secret rights in any information, formula, pattern, compilation, program, device, method, technique, or process (collectively, “Trade Secrets”) and (f) all other intellectual property or proprietary rights in Technology and other proprietary or confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals.

“IRS” means the Internal Revenue Service of the Department of the Treasury.

“Knowledge” means, as applied to Seller, the actual knowledge, after reasonable inquiry, of any Person set forth on Schedule 1.3 hereto.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation, decree or Order of any Governmental Agency having applicable jurisdiction or other similar binding requirement of a Governmental Agency having applicable jurisdiction.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, proceeding (public or private), claim or complaint by or before a Governmental Agency having applicable jurisdiction.

“Liability” means any debt, loss, damage, adverse claim, fine, penalty, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, liquidated or unliquidated or due or to become due and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto, including all reasonable fees, disbursements and expenses of legal counsel, experts, engineers and consultants.

“Lien” means any mortgage, charge, adverse right or claim, lien, lease, option, pledge, security interest, deed of trust, right of first refusal, easement, encumbrance, servitude, proxy, voting trust or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

“Links” means hard-coded links on any websites owned or operated by or for Seller that direct users to any Content, products, services, properties or collections of the Company or any of its Subsidiaries.

“Marks” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Material Adverse Effect” means (a) an effect, event, development or change that is, individually or in the aggregate, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (b) a material adverse effect on the ability of the Company or Seller to consummate the transactions contemplated by this Agreement, except, in each case, for any such effect resulting from any of the following: (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, except to the extent such changes disproportionately affect the Company or its Subsidiaries relative to other Persons in the industry in which the Company and its Subsidiaries are engaged, (ii) changes after the date hereof in general legal, tax, regulatory, political or business conditions in the geographic regions in which the Company or its Subsidiaries operate, except to the extent such changes disproportionately affect the Company or its Subsidiaries relative to other Persons in the industry in which the Company and its Subsidiaries are engaged, (iii) changes after the date hereof in any applicable Law or in GAAP, (iv) the negotiation, execution, announcement or pendency of this Agreement or the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors or employees, (v) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such events disproportionately affect the Company or its Subsidiaries relative to other Persons in the industry in which the Company and its Subsidiaries are engaged, (vi) earthquakes, hurricanes, floods, or other natural disasters, except to the extent such events disproportionately affect the Company or its Subsidiaries relative to other Persons in the industry in which the Company and its Subsidiaries are engaged, (vii) any failure by the Company to meet any internal or external projections, forecasts or estimates of revenues or earnings, in and of itself, for any period ending on or after the date hereof; provided, however, that the exception in this clause (vii) shall not apply to the facts and circumstances underlying any such failure, (viii) any action by Purchaser or any of its Affiliates or the omission of an action that was required to be taken by Purchaser or any of its Affiliates, (ix) changes after the date hereof in the industry in which the Company operates, except to the extent such changes disproportionately affect the Company or its Subsidiaries relative to other Persons in the industry in which the Company and its Subsidiaries are engaged or (x) any action taken by Seller or its Affiliates at the request or with the consent of Purchaser. For the avoidance of doubt, any material adverse effect solely and exclusively on any other business or division of Seller shall not be taken into account in determining whether a Material Adverse Effect exists.

“Material Contracts” has the meaning set forth in Section 3.9(a).

“Merrill Lynch” has the meaning set forth in Section 3.22.

“NDA” has the meaning set forth in Section 5.3(a).

“Net Working Capital” means, as of any date, current assets (as defined under GAAP) on such date minus current liabilities (as defined under GAAP) on such date, an illustrative example of the calculation of which is set forth in Schedule 1.4.

“Non-Competition Agreement” has the meaning set forth in the Recitals hereto.

“Objection Notice” has the meaning set forth in Section 2.3(b).

“Order” means any decision, injunction, judgment, order, ruling or verdict entered, issued, made, or rendered by any court, administrative agency, Governmental Agency or by any arbitrator, in each case, having applicable jurisdiction.

“Ordinary Course of Business” means the ordinary and usual course of day-to-day operations of the Company, its Subsidiaries or Seller, as the case may be, which are consistent with its past practices.

“Outside Date” has the meaning set forth in Section 10.1(b).

“Patents” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Peoria Lease” has the meaning set forth in Section 5.17.

“Permits” has the meaning set forth in Section 3.11.

“Permitted Liens” means (a) Liens for Taxes and other governmental charges and assessments that are (i) not yet due and payable or (ii) being contested by appropriate proceedings in good faith, in the case of clause (ii), for which an appropriate reserve has been established on the Financial Statements in accordance with GAAP, (b) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other similar Liens arising in the Ordinary Course of Business that are not material to the Company and, in each case, securing obligations not more than sixty (60) days past due, (c) other Liens or imperfections of title that are not material or on real or personal property, (d) Liens that secure obligations specifically reflected as Liabilities in the Financial Statements (or the existence of which is specifically referred to in the notes accompanying the Financial Statements), (e) Liens created by this Agreement or any of the other Transaction Documents, or in connection with the transactions contemplated hereby or thereby, or by the actions of Purchaser and (f) Liens set forth on Schedule 1.5.

“Person” means any individual, partnership, corporation, trust, association, limited liability company or Governmental Agency or any other entity.

“Personal Information” means any information held by or in the possession or control of the Company or any of its Subsidiaries that can be used to identify any specific individual, either by itself or in combination with any other information held by or in the possession or control of the Company or any of its Subsidiaries.

“Plan” has the meaning set forth in Section 3.15(a).

“Post-Closing Tax Year” means any taxable period beginning the day following the Closing Date and the portion beginning the day following the Closing Date for any Straddle Period.

“Pre-Closing Tax Year” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

“Policies” has the meaning set forth in Section 3.18.

“Privacy Policies” has the meaning set forth in Section 3.14(c).

“Processing” has the meaning set forth in Section 3.14(d).

“Property Taxes” has the meaning set forth in Section 6.2.

“Proxy Statement” has the meaning set forth in Section 5.5(a).

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchase Price Adjustment” has the meaning set forth in Section 2.3(e).

“Purchaser” has the meaning set forth in the preamble hereto.

“Purchaser Expenses” has the meaning set forth in Section 10.3(c).

“Purchaser Indemnitees” has the meaning set forth in Section 9.2(a).

“Purchaser Material Adverse Effect” has the meaning set forth in Section 4.2(b).

“Purchaser Plan” has the meaning set forth in Section 5.11(b).

“Real Property Lease” has the meaning set forth in Section 3.10(a).

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights and Internet domain names (a) owned or applied for or filed by the Company or any of its Subsidiaries or (b) owned or applied for or filed by Seller and primarily used in the Business.

“Representatives” means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives of such Person.

“Requested Actions” has the meaning set forth in Section 5.8(b).

“Revised Section 338(h)(10) Allocation Schedule” has the meaning set forth in Section 6.9(c).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(a).

“SEC” has the meaning set forth in Section 3.4.

“Securities Act” means the Securities Act of 1933, as amended.

“Schedules” means, collectively, the various disclosure schedules referred to in this Agreement delivered separately on the date of this Agreement.

“Section 338(h)(10) Allocation Schedule” has the meaning set forth in Section 6.9(c).

“Section 338(h)(10) Election” means an election described in Section 338(h)(10) of the Code with respect to Purchaser’s acquisition of the Stock pursuant to this Agreement and any analogous provision of state, local or foreign Law. Section 338(h)(10) Election shall include any corresponding election under state or local Law pursuant to which a separate election is permissible with respect to Purchaser’s acquisition of the Stock pursuant to this Agreement.

“Section 338 Forms” means all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local Tax authority in connection with a Section 338(h)(10) Election. Section 338 Forms shall include any “statement of section 338 election” and IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to Treasury Regulation Section 1.338-1 or Treasury Regulation Section 1.338(h)(10)-1 or any successor provisions.

“Seller” has the meaning set forth in the preamble hereto.

“Seller Board Recommendation” has the meaning set forth in Section 3.2(b).

“Seller Indemnitees” has the meaning set forth in Section 9.2(b).

“Seller SEC Reports” has the meaning set forth in Section 3.5(a).

“Seller Stock” has the meaning set forth in Section 3.2(a).

“Seller Stockholder Approval” has the meaning set forth in Section 3.2(a).

“Seller Stockholders’ Meeting” has the meaning set forth in Section 5.5(d).

“Seller-Owned Business Intellectual Property” means all Intellectual Property owned or licensed by Seller and primarily used in the Business.

“Seller-Owned Business Technology” means all Technology owned or licensed by Seller and primarily used in the Business.

“Software” means (a) any and all computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code and (b) any and all available documentation, including user manuals and other training documentation, related to any of the foregoing.

“Special Deductible” has the meaning set forth in Section 9.2(c)(ii).

“Stock” has the meaning set forth in the Recitals hereto.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsequent Carryforward” has the meaning set forth in Section 6.9(e).

“Subsidiary” means, when used with respect to any party, any Person the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other Person of which securities or other ownership interests representing more than fifty percent (50%) of the equity or more than fifty percent (50%) of the ordinary voting power (or, in the case of a partnership, more than fifty percent (50%) of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party.

“Superior Proposal” means a bona fide, written Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a third party which the board of directors of Seller determines in good faith (after consultation with its financial and legal advisors) to be more favorable to the stockholders of Seller from a financial point of view than the purchase and sale of the Stock contemplated by this Agreement, taking into account at the time of determination any binding, written offer by Purchaser to amend the terms and conditions of this Agreement, the ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal and all legal, financial (including any financing contingency and commitment letters related thereto) and regulatory aspects of such Acquisition Proposal; provided, however, for purposes of this definition of “Superior Proposal,” the term Acquisition Proposal shall have the meaning assigned to such term herein, except that the references to “twenty percent (20%)” in such definition shall be deemed to be references to “fifty percent (50%).”

“Support Agreements” has the meaning set forth in the Recitals hereto.

“Supporting Stockholders” has the meaning set forth in the Recitals hereto.

“Survival Period” has the meaning set forth in Section 9.1.

“Target Net Working Capital” means negative seven million four hundred thirteen thousand seven hundred sixty-one dollars (-$7,413,761).

“Tax” or “Taxes” means (a) any and all federal, state, local, foreign and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company, including taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, escheat and customs duties and (b) any Liability in respect of any items described in clause (a) payable by reason of transferee Liability, operation of Law or Treasury Regulation Section 1.1502-6 (or any similar provision under state, local, or foreign Law).

“Tax Adjustment” has the meaning set forth in Section 6.9(e).

“Tax Adjustment Schedule” has the meaning set forth in Section 6.9(e).

“Tax Claim” has the meaning set forth in Section 6.3(a).

“Tax Returns” means returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the IRS or other Tax authority, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that include or included the Company.

“Technology” means all Software, information, designs, formulae, patterns, algorithms, procedures, methods, techniques, ideas, know-how, discoveries, concepts, research and development, technical data, compilations, compositions, programs, subroutines, tools, databases, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), devices, apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing.

“Termination Date” has the meaning set forth in Section 10.1.

“Termination Fee” has the meaning set forth in Section 10.3(b).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property” in this Section 1.1.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Cross Receipt, the Escrow Agreement, the Election Escrow Agreement, all Support Agreements, the Non-Competition Agreement and the Assignment and Assumption Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement, by and between Purchaser and Seller, the form of which is attached hereto as Exhibit E.

“UCC Termination Statements” has the meaning set forth in Section 7.3(d).

ARTICLE II.

SALE AND PURCHASE

Section 2.1. Agreement to Sell and to Purchase.

On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell, transfer, assign, convey and deliver to Purchaser, the Stock and certificates representing the Stock, duly endorsed in blank for transfer or accompanied by appropriate stock powers duly executed in blank.

Section 2.2. Purchase Price.

(a) The aggregate purchase price (the “Purchase Price”) for the Stock shall be ninety-six million dollars ($96,000,000) in cash, as may be adjusted in accordance with Section 2.3 hereof.

(b) At the Closing, Purchaser shall deliver to Seller, by wire transfer of immediately available funds to an account designated in writing by Seller, the Purchase Price less the Escrow Amount (the “Closing Date Payment”).

Section 2.3. Purchase Price Adjustment.

(a) Seller shall use commercially reasonable efforts to prepare and deliver to Purchaser within ninety (90) days after the Closing Date, but in any event Seller shall prepare and deliver to Purchaser no later than one hundred twenty (120) days after the Closing Date, (i) a final consolidated balance sheet of the Company as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), (ii) a schedule setting forth the calculations of Closing Date Net Working Capital (the “Closing Schedule”), and (iii) a schedule setting forth the Purchase Price Adjustment proposed to be made in accordance with Section 2.3(e) (the “Adjustment Report”). The Closing Date Balance Sheet and the Closing Date Net Working Capital shall be prepared and calculated in accordance with GAAP applied on a basis consistent with that of the preceding fiscal year.

(b) Within twenty (20) days after receipt of the Closing Date Balance Sheet, the Closing Schedule and the Adjustment Report, Purchaser may, by written notice to Seller made in good faith, object to the Closing Date Balance Sheet, the Closing Schedule or the calculation of the Purchase Price Adjustment set forth in the Adjustment Report. If Purchaser objects in good faith to the Closing Date Balance Sheet, the Closing Schedule or the Purchase Price Adjustment set forth in the Adjustment Report, Purchaser shall within such twenty (20) day period deliver written notice of its objection (the “Objection Notice”) to Seller (i) objecting in good faith to the Closing Date Balance Sheet, the Closing Schedule and/or the Purchase Price Adjustment set forth in the Adjustment Report, (ii) setting forth the items, in reasonable detail, being disputed and the reasons therefor (the “Disputed Items”) and (iii) specifying Purchaser’s calculation of the Closing Date Net Working Capital and the Purchase Price Adjustment to be made in accordance with this Section 2.3. If Purchaser fails to deliver notice of its objection to the Closing Date Balance Sheet, the Closing Schedule or the Purchase Price Adjustment set forth in the Adjustment Report within the time periods set forth in this Section 2.3(b), then the Closing Date Balance Sheet and/or the Closing Schedule, as the case may be, shall be deemed final and the determination of the Purchase Price Adjustment as set forth in the Adjustment Report shall be conclusive and binding upon Purchaser and Seller.

(c) For twenty (20) days after delivery of any Objection Notice, Purchaser and Seller shall attempt to resolve all Disputed Items. If Purchaser and Seller cannot resolve all such Disputed Items within such twenty (20) day period, such Disputed Items shall be determined by PricewaterhouseCoopers LLP or, if such firm declines to act in such capacity, a nationally recognized independent public accounting firm mutually satisfactory to Purchaser and Seller (the “Arbiter”). Promptly, but not later than twenty (20) days after the acceptance of its appointment, the Arbiter shall determine (based solely on presentations by Seller and Purchaser to the Arbiter and not by independent review) only the Disputed Items and shall render a decision with respect to such Disputed Items and the resulting calculation of the Closing Date Net Working Capital. For purposes of the Arbiter’s determination, the amounts to be included shall be the appropriate amounts from the Closing Date Balance Sheet, the Closing Schedule or the Adjustment Report, as the case may be, as to items that are not Disputed Items, and the amounts determined by the Arbiter, as to the Disputed Items that are submitted for resolution by the Arbiter. Purchaser and Seller shall cooperate with the Arbiter in making its determination and such determination shall be conclusive and binding upon Purchaser and Seller.

(d) The fees and expenses of the Arbiter shall be borne by Purchaser and Seller in the same proportion that the dollar amount of Disputed Items which are not resolved in favor of Purchaser or Seller, as applicable, bears to the total dollar amount of Disputed Items resolved by the Arbiter. For illustration purposes only, (i) if the total amount of Disputed Items by Seller is $1,000, and Seller is awarded $500 by the Arbiter, Purchaser and Seller shall bear the Arbiter’s fees and expenses equally or (ii) if the total amount of Disputed Items by Seller is $1,000, and Seller is awarded $250 by the Arbiter, Seller shall bear seventy-five percent (75%) and Purchaser shall bear twenty-five percent (25%) of the Arbiter’s fees and expenses. Each of Purchaser and Seller shall bear the fees, costs and expenses of its own accountants and all of its other expenses incurred in connection with matters contemplated by this Section 2.3.

(e) Within ten (10) days after the final determination of the Closing Date Net Working Capital in accordance with this Section 2.3, (i) if the Closing Date Net Working Capital, as finally determined pursuant to this Section 2.3, is greater than the Target Net Working Capital, then Purchaser shall pay Seller the amount of such excess plus interest (at a rate of five percent (5%) per annum from the date on which the Closing Date Balance Sheet is delivered to and including the date payment is made) by wire transfer of immediately available funds to an account designated in writing by Seller, and (ii) if the Closing Date Net Working Capital, as finally determined pursuant to this Section 2.3, is less than the Target Net Working Capital, then Seller shall pay to Purchaser the amount of such deficit plus interest (at a rate of five percent (5%) per annum from the date on which the Closing Date Balance Sheet is delivered to and including the date payment is made) by wire transfer of immediately available funds to an account designated in writing by Purchaser. The amount of the payment by Purchaser pursuant to the immediately preceding clause (i) or the amount of the payment by Seller pursuant to the immediately preceding clause (ii), as applicable, is referred to as the “Purchase Price Adjustment.” All payments pursuant to this Section 2.3(e) other than interest shall be treated as an adjustment to the Purchase Price for all foreign, federal, state and local income Tax purposes.

(f) Nothing in this Section 2.3 or in the statements, reports or documents contemplated hereby shall affect the parties’ rights and obligations in respect of a breach or alleged breach of any representation or warranty herein; provided, however, in no event shall Purchaser or Seller be entitled to any duplicative adjustments or claims.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the applicable Schedule delivered by Seller to Purchaser prior to or concurrently with the execution and delivery of this Agreement and except for the Company Owned Property (with respect to which Seller does not make any representations or warranties other than those representations and warranties expressly set forth in Section 3.10(b)), Seller hereby represents and warrants to Purchaser as follows:

Section 3.1. Organization, Standing and Corporate Power.

(a) Each of Seller, the Company and the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or organized, as applicable, and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on the Business as it is now being conducted. Each of Seller, the Company and the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the Business or the character or location of the properties and assets owned or leased by it in connection with the Business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Seller has made available to Purchaser complete and correct copies of the certificate of incorporation and bylaws of Seller and the Company and complete and correct copies of the certificates of incorporation and bylaws (or comparable organizational documents) of each of the Company’s Subsidiaries, in each case, as amended to the date of this Agreement (collectively, the “Charter Documents”). All such Charter Documents are in full force and effect and neither Seller, the Company nor any of the Company’s Subsidiaries is in violation of any of their respective provisions in any material respect. Seller has made available to Purchaser correct and complete copies of the minutes of all meetings of stockholders, the board of directors and each committee of the board of directors of the Company and each of its Subsidiaries since January 1, 2007.

Section 3.2. Corporate Authorization.

(a) Subject to obtaining the approval of the holders of at least the number of outstanding shares of voting stock of Seller (the “Seller Stock”) required by the DGCL to approve the transactions contemplated hereby (the “Seller Stockholder Approval”), Seller has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The board of directors of Seller has authorized and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and except for obtaining the Seller Stockholder Approval, no other corporate action on the part of Seller is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof by Purchaser, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (collectively, the “Bankruptcy and Equity Exception”).

(b) The board of directors of Seller, at a meeting duly called and held, has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby, and the board of directors of Seller resolved to recommend that the stockholders of Seller approve this Agreement and the transactions contemplated hereby (the “Seller Board Recommendation”).

(c) Neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby, nor compliance by Seller with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Charter Documents or (ii) assuming that the Seller Stockholder Approval and the authorizations, consents and approvals referred to in Section 3.4 are obtained and the filings referred to in Section 3.4 are made, (A) violate any Law or Order applicable to Seller, the Company or any of the Company’s Subsidiaries or any of their respective properties or assets in any material respect, or (B) except as set forth on Schedule 3.2(c), violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except for Permitted Liens) upon any of the respective properties or assets of, Seller, the Company or any of the Company’s Subsidiaries under any Contract or Permit, to which Seller, the Company or any of the Company’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in the case of clause (B), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.3. Capitalization; Title to the Stock.

(a) The authorized capital stock of the Company consists of one million (1,000,000) shares of common stock, of which two hundred twenty-six thousand eight hundred seventy-eight (226,878) shares are outstanding. All shares of Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, and have been issued in compliance in all material respects with the Securities Act and all applicable state securities Laws or pursuant to an applicable exemption therefrom. The shares of capital stock constituting the Stock are the sole issued and outstanding shares of capital stock of the Company, and except for this Agreement, there are no outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of the Stock or any unissued or treasury shares of capital stock of the Company.

(b) Seller is the record and beneficial owner of the Stock, free and clear of any and all Liens. Subject to obtaining the Seller Stockholder Approval, Seller has the corporate power and authority to sell, transfer, assign and deliver the Stock as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to the Stock, free and clear of all Liens.

(c) Schedule 3.3(c) lists all Subsidiaries of the Company as of the date of this Agreement together with the jurisdiction of organization of each such Subsidiary. Except as set forth on Schedule 3.3(c), all outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company (i) have been duly authorized and validly issued, (ii) are fully paid and nonassessable, (iii) are owned, directly or indirectly, by the Company free and clear of all Liens (except Permitted Liens) and (iv) have been issued in compliance in all material respects with the Securities Act, if applicable, and all applicable securities Laws or pursuant to an applicable exemption therefrom. Except as set forth on Schedule 3.3(c), the Company does not own, directly or indirectly, any capital stock, voting securities or equity interests in any Person, other than its Subsidiaries.

(d) Except as set forth on Schedule 3.3(d), none of the Company or any of its Subsidiaries has issued or is bound by any outstanding subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance or disposition of any shares of capital stock, voting securities or equity interests of any Subsidiary of the Company. Except as set forth on Schedule 3.3(d), there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock, voting securities or equity interests (or any options, warrants or other rights to acquire any shares of capital stock, voting securities or equity interests) of the Company or any of its Subsidiaries.

Section 3.4. Governmental Approvals.

Except for (a) the filing with the United States Securities and Exchange Commission (the “SEC”) of the Proxy Statement and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of The Nasdaq Stock Market, (b) filings required under, and compliance with other applicable requirements of, the HSR Act and (c) filings required under, and compliance with other applicable requirements of, any applicable foreign Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), no consents or approvals of, or filings, declarations or registrations with, any Governmental Agency are required by Seller for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.5. Seller SEC Reports; Financial Statements; No Undisclosed Liabilities.

(a) Seller has filed and furnished all reports, schedules, forms, certifications, prospectuses, and registration, proxy and other statements required to be filed or furnished by it with the SEC pursuant to applicable Law since January 1, 2007 (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Seller SEC Reports”). Neither the Company nor any of its Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. As of their respective effective dates (in the case of Seller SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Seller SEC Reports), the Seller SEC Reports complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), as the case may be, applicable to such Seller SEC Reports. As of their respective dates (and, if amended, as of the date of such amendment), none of the Seller SEC Reports, nor any other communication disseminated by Seller to its holders of securities since January 1, 2007, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Seller has made available to Purchaser copies of all comment letters received by Seller from the SEC since January 1, 2007 relating to the Seller SEC Reports, together with all written responses of Seller thereto. As of the date hereof, there are no outstanding or unresolved comments received from the SEC with respect to the Seller SEC Reports. To the Knowledge of Seller, none of the Seller SEC Reports is the subject of ongoing SEC review or investigation. To the Knowledge of Seller, neither Seller, the Company nor any of their Subsidiaries nor any of their directors or officers is the subject of any inquiry, investigation or enforcement action by the SEC or any other Governmental Agency, whether formal or informal, and, to the Knowledge of Seller, no circumstances exist which may give rise thereto.

(b) The unaudited balance sheet of the Company (the “Balance Sheet”) as of June 30, 2008 (the “Balance Sheet Date”) and the related statement of income for the six (6) month period then ended (collectively, the “Financial Statements”), (i) were prepared in accordance with GAAP (without giving effect to any footnote disclosure required under GAAP), (ii) present fairly, in all material respects, the financial condition and the results of operations of the Company as of the dates and for the period indicated thereon, and (iii) are complete, correct and in accordance with the books of account and records of the Company in all material respects.

(c) Neither the Company nor any of its Subsidiaries has any Liabilities of any nature required to be reflected or reserved against on a balance sheet of the Company prepared in accordance with GAAP, other than Liabilities (i) as and to the extent reflected or reserved against on the Balance Sheet, (ii) incurred after the Balance Sheet Date in the Ordinary Course of Business that are individually in an amount less than five hundred thousand dollars ($500,000) or (iii) as set forth on Schedule 3.5(c).

(d) Neither Seller, the Company nor any of the Company’s Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Seller, the Company or any of their

Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, Seller, the Company or any of the Company’s Subsidiaries in Seller’s published financial statements or any Seller SEC Reports.

Section 3.6. Internal Controls.

Except as set forth on Schedule 3.6:

(a) Seller has established and maintains internal controls over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Seller, including its consolidated Subsidiaries, including the Company, required to be disclosed by Seller in the reports that it files or submits under the Exchange Act is accumulated and communicated to Seller’s chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, and such disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed by Seller in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the SEC. Such internal controls over financial reporting are effective in all material respects in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) Seller’s chief executive officer and chief financial officer have, based on their most recent evaluation, disclosed to Seller’s auditors and the audit committee of the board of directors of Seller (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which would adversely affect Seller’s ability to record, process, summarize and report financial data, (ii) any fraud of which Seller’s chief executive officer and chief financial officer have Knowledge, whether or not material, that involves management or other employees who have a significant role in Seller’s internal controls or (iii) any claim or allegation regarding the foregoing of which Seller’s chief executive officer and chief financial officer have Knowledge. Seller has maintained whistleblower procedures that satisfy and comply with the requirements of the Sarbanes-Oxley Act in all material respects and all other applicable Laws. Neither Seller nor any of its Subsidiaries, including the Company, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries, including the Company, or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries, including the Company, has engaged in questionable accounting or auditing practices.

(c) The chief executive officer and chief financial officer of Seller have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Seller SEC Reports, and, as of the date of such certifications, the statements contained in such certifications were complete and correct.

Section 3.7. Absence of Certain Changes.

Between the Balance Sheet Date and the date of this Agreement, there have not been any events, changes, occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. Between the Balance Sheet Date and the date of this Agreement, except for the negotiation and execution of this Agreement and the taking of any actions in connection herewith or as set forth on Schedule 3.7, (a) the Company, the Company’s Subsidiaries and Seller have carried on and operated their respective businesses (in the case of Seller, to the extent primarily related to the Business) in all material respects in the Ordinary Course of Business and (b) neither the Company nor any of its Subsidiaries has taken any action described in Section 5.2 (other than Section 5.2(x)(A) and Section 5.2(xvii)) that, if taken after the date hereof and prior to the Closing, without the prior written consent of Purchaser, would violate such provision.

Section 3.8. Litigation.

Except as set forth on Schedule 3.8, there are no Legal Proceedings pending or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries (or, to the Knowledge of Seller, pending or threatened against any of the officers, directors or employees of the Company or any of its Subsidiaries), or to which the Company or any of its Subsidiaries is otherwise a party before any Governmental Agency. Except as set forth on Schedule 3.8, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any settlement or compromise of a Legal Proceeding that is material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 3.8, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any Order (other than Orders of general applicability) applicable to it. Except as set forth on Schedule 3.8, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is engaged in any Legal Proceeding to recover a material amount of money due it or for material damages sustained by it.

Section 3.9. Material Contracts.

(a) Schedule 3.9(a) sets forth a list of all of the following Contracts to which the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, to the extent such Contracts are primarily related to the Business) is a party or by which it is bound as of the date of this Agreement (the “Material Contracts”):

(i) Contracts that would be required to be filed by Seller or the Company as an exhibit to a Registration Statement on Form S-1 under the Securities Act or an Annual Report on Form 10-K under the Exchange Act if such registration statement or report was filed by Seller or the Company with the SEC on the date hereof;

(ii) Contracts that purport to limit, curtail or restrict the ability of Seller, the Company or any of the Company’s Subsidiaries or Affiliates to compete in any geographic area or line of business, restrict the Persons to whom Seller, the Company or any of the Company’s Subsidiaries or Affiliates may sell products or deliver services (except, to the Knowledge of Seller, for distributor agreements entered into in the Ordinary Course of Business which would not directly bind Purchaser with respect to its business), or restrict the Persons Seller, the Company or any of the Company’s Subsidiaries or Affiliates may hire;

(iii) Contracts for partnerships or joint ventures;

(iv) Contracts for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of stock or assets or otherwise) pursuant to which the parties thereto have continuing obligations with respect to indemnification, any purchase price obligations or any severance or retention payments, or that grant to any Person any preferential rights to purchase any of its properties or assets (other than discount pricing offered to customers in the Ordinary Course of Business) or relating to the acquisition by Seller, the Company or any of the Company’s Subsidiaries of any operating business or the capital stock of any other Person;

(v) Contracts with any (A) Governmental Agency outside of the Ordinary Course of Business or requiring payments in excess of fifty thousand dollars ($50,000) or (B) director or officer of the Company or any of its Subsidiaries or any Affiliate of the Company;

(vi) loan or credit agreements, indentures, notes or other Contracts or instruments evidencing Indebtedness or any Contract or instrument pursuant to which Indebtedness may be incurred or is guaranteed by the Company or any of its Subsidiaries;

(vii) Contracts (A) relating to the acquisition, use, transfer, development, sharing or license of Intellectual Property or Technology (including in-bound and out-bound Intellectual Property licenses), excluding licenses for Software available on reasonable terms through commercial distributors or in consumer retail stores for a license fee of no more than ten thousand dollars ($10,000) or (B) containing a covenant not to sue with respect to, or a covenant limiting the Company’s ability to use or exploit fully, any Intellectual Property or Technology;

(viii) the top twenty-five (25) Contracts (other than Contracts with Contributors and distributors) involving payments in excess of fifty thousand dollars ($50,000) for the period commencing on January 1, 2008 and ending on the Balance Sheet Date;

(ix) the top twenty-five (25) Contracts with Contributors involving payments in excess of ten thousand dollars ($10,000) for the period commencing on January 1, 2008 and ending on the Balance Sheet Date;

(x) the top twenty-five (25) Contracts with distributors involving payments in excess of ten thousand dollars ($10,000) for the period commencing on January 1, 2008 and ending on the Balance Sheet Date;

(xi) financial derivatives master agreement or confirmation, or futures account opening agreements and/or brokerage statements, evidencing financial hedging or similar trading activities;

(xii) voting agreements (except for the Support Agreements) or registration rights agreements;

(xiii) mortgages, pledges, security agreements, deeds of trust or other Contracts granting a Lien (except for Permitted Liens) on any property or assets of Seller, the Company or any of the Company’s Subsidiaries;

(xiv) any Real Property Lease or lease related to any material tangible personal property of Seller, the Company or any of the Company’s Subsidiaries involving payments by the Company in excess of fifty thousand dollars ($50,000) per annum;

(xv) collective bargaining agreements or other Contracts with any labor union and employment Contracts (other than for employment at-will or similar arrangements) that are not terminable by the Company or a Subsidiary of the Company without notice and without cost to the Company or a Subsidiary of the Company;

(xvi) any Contract for indemnification or guarantees by the Company or any of its Subsidiaries to any Person that was not entered into in the Ordinary Course of Business and is material to the Company and its Subsidiaries, taken as a whole (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof); and

(xvii) any Contract (except, to the Knowledge of Seller, for distributor agreements or rights managed license agreements entered into in the Ordinary Course of Business which would not directly bind Purchaser with respect to its business) that (A) grants any Person other than the Company and its Affiliates any (1) exclusive license, supply or distribution rights or other exclusive rights, (2) “most favored nation” rights or (3) rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Company Intellectual Property or (B) contains any provision that requires the purchase of all or a given portion of the Company’s or any of its Subsidiaries’ requirements from a given third party.

(b) On or prior to the date hereof, Seller has made available to Purchaser correct and complete copies of each written Material Contract, together with any and all amendments and supplements thereto and “side letters” and similar documentation relating thereto entered into prior to the date hereof. Each of the Material Contracts is a valid and binding obligation of Seller, the Company or the Company’s Subsidiaries and, to the Knowledge of Seller, each other party thereto. Neither Seller, the Company nor any of the Company’s Subsidiaries is in breach of or default under any Material Contract, nor does any condition exist that, with notice or lapse of time or both, would constitute a breach or default thereunder by Seller, the Company and the Company’s Subsidiaries party thereto, except for such breaches or defaults as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, no other party to any Material Contract is in breach or default in any material respect thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a material breach or default by any such other party thereunder. Neither Seller, the Company nor any of the Company’s Subsidiaries has received any written notice of termination or cancellation under any Material Contract, received any written notice of breach or default in any material respect under any Material Contract (except where any such notice was previously withdrawn or the matters underlying such notice were rectified or otherwise cured without any continuing obligations or Liabilities with respect to Seller, the Company or any of the Company’s Subsidiaries), or granted to any third party any rights, adverse or otherwise, that would constitute a material breach of any Material Contract.

Section 3.10. Real Property; Tangible Personal Property.

(a) Schedule 3.10(a) sets forth a list of all real property leases to which the Company, any of its Subsidiaries or Seller (in the case of Seller, to the extent such real property leases are primarily related to the Business) is a party or by which any of them is bound as of the date of this Agreement (each, a “Real Property Lease”). No party has a right to occupy any of the premises subject to a Real Property Lease (the “Company Real Property”) except for Seller, the Company or the Company’s Subsidiaries.

(b) Schedule 3.10(b) sets forth a list of all real property owned by the Company or any of its Subsidiaries as of the date of this Agreement (the “Company Owned Property”). The Company Real Property and the Company Owned Property constitute all real property currently used in connection with the Business. Except as would not materially and adversely affect the ability of the Company or any Subsidiary of the Company to operate the Business as it is being conducted as of the date of this Agreement, there are no structural, electrical, mechanical or other defects in any improvements located on any of the Company Real Property. There are no pending, or, to the Knowledge of Seller, threatened condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that are reasonably likely to adversely affect the Company Real Property.

(c) Seller, the Company and each of the Company’s Subsidiaries has good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible personal property and assets used or held for use in the

Business that are material to the Company and its Subsidiaries, taken as a whole, free and clear of any Liens, except for Permitted Liens. All such items of tangible personal property which are material to the operation of the Business, taken as a whole, are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.11. Compliance with Laws; Permits.

Seller, the Company and the Company’s Subsidiaries are in compliance in all material respects with all Laws applicable to the Company or any of its Subsidiaries, any properties or other assets of the Company or any of its Subsidiaries or any of the businesses or operations of the Company or any of its Subsidiaries. Except as set forth on Schedule 3.11, the Company and each of its Subsidiaries (a) hold all material permits, licenses and approvals (“Permits”) and (b) are (and since January 1, 2006 have been) in compliance in all material respects with the terms of all such Permits. Except as set forth on Schedule 3.11, since January 1, 2006, neither Seller, the Company nor any of the Company’s Subsidiaries has received written notice to the effect that a Governmental Agency (a) claimed or alleged that the Company or any of its Subsidiaries was not in compliance in any material respect with any Laws applicable to the Company or any of its Subsidiaries, any of their properties or other assets or any of their businesses or operations or (b) was considering the amendment, termination, revocation or cancellation of any material Permit, in each case, except where any such notice has been withdrawn or the matters underlying such notice have been rectified or otherwise cured without any continuing obligations or Liabilities with respect to Seller, the Company or any of the Company’s Subsidiaries. Since January 1, 2006, to the Knowledge of Seller, no officer, director or employee of the Company or any of its Subsidiaries has received written notice to the effect that a Governmental Agency claimed or alleged that such officer, director or employee was not in compliance in any material respect with any Laws applicable to such officer, director or employee, in such capacity, except where any such notice has been withdrawn or the matters underlying such notice have been rectified or otherwise cured without any continuing obligations or Liabilities with respect to the Company or any of its Subsidiaries.

Section 3.12. Intellectual Property.

(a) Schedule 3.12(a) sets forth an accurate and complete list as of the date of this Agreement of all Registered Intellectual Property and Seller-Owned Business Intellectual Property. Schedule 3.12(a) lists as of the date of this Agreement (i) the record owner of each such item of Registered Intellectual Property, (ii) the jurisdictions in which each such item of Registered Intellectual Property has been issued or registered or in which any such application for issuance or registration has been filed, (iii) the registration or application date, as applicable, for each such item of Registered Intellectual Property and (iv) the registration or application number, as applicable, for each such item of Registered Intellectual Property. No registration obtained by Seller, the Company or any of the Company’s Subsidiaries for any Company Intellectual Property has been cancelled, abandoned or not renewed except where Seller, the Company or the Company’s relevant Subsidiary has, in its reasonable business judgment, decided to cancel, abandon or not renew such registration.

(b) Except as set forth on Schedule 3.12(b), the Company or one of its Subsidiaries (or, in the case of Internet domain names, their respective domain name registrars as agent) is the sole and exclusive owner of all right, title and interest in and to all of the Registered Intellectual Property listed or required to be listed on Schedule 3.12(a) free and clear of all Liens (except Permitted Liens). Seller, the Company or one of the Company’s Subsidiaries is the sole and exclusive owner of, or has valid and continuing rights to use, sell, license and otherwise commercially exploit, as the case may be, all other Company Intellectual Property and all Company Technology and Company Content as the same is used, sold, licensed and otherwise commercially exploited by the Company or any of its Subsidiaries in connection with the Business as of the Closing Date in the manner in which the Business is being conducted as of the Closing Date, free and clear of all Liens (except Permitted Liens). Subject to the performance of Seller’s obligations in Section 5.14 and Section 5.15, the Company Intellectual Property and Company Technology owned by or licensed to Seller, the Company and the Company’s Subsidiaries include all of the Intellectual Property and Technology necessary and sufficient to enable the Company and its Subsidiaries to conduct the Business as of the Closing Date in the manner in which the Business is being conducted as of the Closing Date.

(c) Except as set forth on Schedule 3.12(c), to the Knowledge of Seller, none of the development, manufacturing, licensing, marketing, importation, exportation, reproduction, modification, adaptation, creation of any derivative works of, performance, display, offer for sale, sale, use or other exploitation of any Company Intellectual Property, Company Technology, Content, products or services in connection with the Business as currently conducted, or the present business practices, methods and operations of the Company or any of its Subsidiaries, infringes, constitutes or results from an unauthorized use or misappropriation of, or violates any Intellectual Property or privacy or publicity right of any Person.

(d) Except as set forth on Schedule 3.12(d), to the Knowledge of Seller, no Person is infringing, using in an unauthorized manner, misappropriating or violating any Company Intellectual Property or Company Technology, in each case, owned by or exclusively licensed to Seller or the Company or any of the Company’s Subsidiaries. Except as set forth on Schedule 3.12(d), no written claims or, to the Knowledge of Seller, unwritten claims of infringement, unauthorized use, misappropriation or violation of any Company Intellectual Property or Company Technology have been made since January 1, 2006 against any Person by Seller, the Company or any of the Company’s Subsidiaries other than claims (i) that have been finally resolved in writing, (ii) that were fully withdrawn by the claimant in writing and/or (iii) for which all matters underlying or that were the basis of such claims were completely rectified or cured, in each case of (i), (ii) and (iii), without any continuing obligations or Liabilities (including the payment of any money or other consideration) on the part of the Company or any of its Subsidiaries.

(e) No Trade Secret or any other material confidential information included in the Company Intellectual Property or Company Technology has been authorized by Seller, the Company or any of the Company’s Subsidiaries to be disclosed or, to the Knowledge of Seller, has been actually disclosed by Seller, the Company or any of the

Company’s Subsidiaries to any employee or any third Person other than pursuant to a written agreement restricting the disclosure and use of such Trade Secret or confidential information by such employee or third Person. Seller, the Company and the Company’s Subsidiaries have taken reasonable security measures to protect the confidentiality of all Trade Secrets and any other material confidential information included in the Company Intellectual Property or Company Technology (and any confidential information owned by a third Person to whom the Company or any of its Subsidiaries has a confidentiality obligation). Each Person who is or was an employee of the Company or any of its Subsidiaries who has been or is involved in the creation or development of any Company Intellectual Property, Company Technology, Company Content, products or services for or on behalf of the Company or any of its Subsidiaries is subject to the non-disclosure and invention provisions of the Company’s employee handbook in a form substantially similar to the form made available to Purchaser prior to the date hereof. (i) Each Person who is or was a consultant or independent contractor of the Company or any of its Subsidiaries who is or has been involved in the creation or development of any material Intellectual Property, Technology, Content, products or services for or on behalf of the Company or any of its Subsidiaries has entered into a written non-disclosure and Intellectual Property assignment agreement with the Company or such Subsidiary in a form substantially similar to the form made available to Purchaser prior to the date hereof, and (ii) substantially all other Persons who are or were consultants or independent contractors of the Company or any of its Subsidiaries who are or have been involved in the creation or development of any other Company Intellectual Property, Company Technology, Company Content, products or services for or on behalf of the Company or any of its Subsidiaries have entered into written non-disclosure and Intellectual Property assignment agreements with the Company or such Subsidiary in a form substantially similar to the form made available to Purchaser prior to the date hereof, except, in each case of (i) and (ii), that any such consultant or independent contractor that licenses or has licensed Content to the Company or any of its Subsidiaries has not entered into such an agreement with respect to such Content.

(f) Except as set forth on Schedule 3.12(f), as of the date hereof none of the Company, any of its Subsidiaries or Seller (in the case of Seller, to the extent related to the Business) is the subject of any pending or, to the Knowledge of Seller, threatened Legal Proceeding (excluding any opposition, cancellation or similar administrative proceeding before the United States Patent and Trademark Office or any other relevant Governmental Agency in connection with any Registered Intellectual Property), and during the twelve (12) month period prior to the date hereof none of the Company, any of its Subsidiaries or Seller (in the case of Seller, to the extent related to the Business) was the subject of any Legal Proceeding (excluding any opposition, cancellation or similar administrative proceeding before the United States Patent and Trademark Office or any other relevant Governmental Agency in connection with any Registered Intellectual Property), that (i) involves or involved a claim of infringement, unauthorized use, misappropriation, dilution or violation of any Intellectual Property, Technology, Content or right of privacy or publicity (or any similar right) by any Person against Seller, the Company or any of the Company’s Subsidiaries, or (ii) challenges or challenged the ownership, use, validity or enforceability of any Company Content, Company Intellectual Property or Company Technology. Except as set forth on Schedule 3.12(f), none of the

Company, its Subsidiaries or Seller (in the case of Seller, to the extent related to the Business) has received written (including by electronic mail) notice of any such threatened claim since January 1, 2006. Except as set forth on Schedule 3.12(f), to the Knowledge of Seller, the Company Intellectual Property owned by Seller, the Company or any of the Company’s Subsidiaries, and all of Seller’s, the Company’s and the Company’s Subsidiaries’ rights in and to the Company Intellectual Property, are valid and enforceable.

(g) Schedule 3.12(g) sets forth a complete and accurate list of all Software used in the Business that was developed by employees of (or Persons working as independent contractors for) Seller, the Company or any of the Company’s Subsidiaries, that is made available, distributed or licensed by Seller, the Company or any of the Company’s Subsidiaries to third parties, and that is owned by and proprietary to Seller, the Company or any of the Company’s Subsidiaries (“Company Software”). All of the source code for the Company Software either (a) was written by employees of Seller, the Company or one of the Company’s Subsidiaries, (b) is licensed by Seller, the Company or one of the Company’s Subsidiaries pursuant to a valid and continuing written license agreement or (c) is “open source” code (as such term is commonly understood in the software industry). None of the open source code included in the Company Software is licensed to Seller, the Company or any of the Company’s Subsidiaries under the terms of an open source license that requires Seller, the Company or any of the Company’s Subsidiaries to make available, distribute or license any source code of such Company Software whenever the Company Software is made available, distributed or licensed in object code form or to make available, distribute or license such Company Software under the terms of such open source license.

(h) Except as set forth on Schedule 3.12(h), none of Seller, the Company or the Company’s Subsidiaries has licensed or provided to any third Person, or otherwise permitted any third Person to access or use, any source code or related documentation for any material Company Software (for the purpose of this Section 3.12(h) and, for the avoidance of doubt, the foregoing does not apply to any employees, consultants or independent contractors of Seller, the Company or any of the Company’s Subsidiaries who have written confidentiality obligations to Seller, the Company or such Subsidiary of the Company with respect to such source code and related documentation). Except as set forth on Schedule 3.12(h), none of Seller, the Company or the Company’s Subsidiaries is a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating Seller, the Company or any of the Company’s Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of source code or related materials for any such Software.

(i) All necessary registration, maintenance, renewal and other relevant filing fees in connection with any of the Registered Intellectual Property have been timely paid, and all necessary documents, certificates and other relevant filings in connection with such Registered Intellectual Property have been timely filed with the relevant Governmental Agencies and Internet domain name registrars in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Registered Intellectual Property and all issuances, registrations and applications therefor, except where the Company has, in its reasonable business judgment, decided to abandon such Registered Intellectual Property.

(j) The Company has posted on the Company’s website the name and contact information of a copyright agent and any other information required by the U.S. Digital Millennium Copyright Act, 17 U.S.C. § 512. The Company and its Subsidiaries operate and have operated the Business in a manner that would afford them the benefits of the “safe harbors” of the U.S. Digital Millennium Copyright Act, 17 U.S.C. § 512 or, to the Knowledge of Seller, any analogous Law in any other jurisdiction in which the Company or any of its Subsidiaries conducts the Business (including any Electronic Commerce Directive of the European Union or its implementation in any specific jurisdiction).

(k) The consummation of the transactions contemplated hereby will not, in and of itself, pursuant to any Contract to which Seller, the Company or any of the Company’s Subsidiaries is a party or by which any assets or properties of Seller, the Company or any of the Company’s Subsidiaries are bound, result in the loss or impairment of the right of Purchaser, Seller, the Company or any of the Company’s Subsidiaries to own or use any material Content owned, used or made available by the Company or any of its Subsidiaries, Company Intellectual Property or Company Technology.

(l) Neither this Agreement nor any transaction contemplated by this Agreement will, in and of itself, result in the grant by Seller, the Company or any of the Company’s Subsidiaries (or, to the Knowledge of Seller, by any third Person) to any third Person of any license or right with respect to any Company Intellectual Property, Company Technology or Content owned by or exclusively licensed to Seller (to the extent primarily related to the Business), the Company or any of the Company’s Subsidiaries pursuant to any Contract to which Seller, the Company or any of the Company’s Subsidiaries is a party or by which any assets or properties of Seller, the Company or any of the Company’s Subsidiaries are bound.

(m) No error or fault has occurred in or to any Information Technology Systems or Software that has resulted in a material interruption to the Business since January 1, 2006. The Information Technology Systems are adequate and sufficient in all material respects (including with respect to working condition and capacity) for the operation of the Business by the Company and each of its Subsidiaries as currently conducted. Each of the Company and its Subsidiaries has back-up media for the Information Technology Systems in the event of a failure of the Information Technology Systems (whether due to natural disaster, power failure or otherwise) intended to minimize any material disruption to the operations of the Company and its Subsidiaries.

Section 3.13. Content.

(a) Except as set forth on Schedule 3.13(a) and except as would not, individually or in the aggregate, be material to the Company or any of its Subsidiaries, with respect to any Content licensed or made available by the Company or any of its Subsidiaries for licensing to third parties, all agreements and arrangements relating to such Content to which the Company or any of its Subsidiaries is party or is bound, or, to the Knowledge of Seller, to which such Content is otherwise subject, are in writing. All Content licensed or made available by the Company or any of its Subsidiaries that is owned by or exclusively licensed to the Company or any of its Subsidiaries is the subject of all model, property and other relevant releases and permissions necessary for the intended use of such Content by the Company and its Subsidiaries. To the Knowledge of Seller, all other Content licensed or made available by the Company or any of its Subsidiaries is the subject of all model, property and other relevant releases and permissions necessary for the intended use of such Content by the Company and its Subsidiaries. All such agreements and releases and permissions are in the possession of the Company or its relevant Subsidiary (except for such agreements, releases and permissions in the possession of a third Person that are related to Content owned by such third Person and licensed to the Company or one of its Subsidiaries). The Company or its Subsidiaries are able to readily and accurately verify by reference to each item of Content that it owns or licenses (i) the name of the Contributor or provider of such Content, as appropriate, (ii) the agreement governing the Company’s rights to such Content, (iii) the releases and permissions with respect to such Content (except for such releases and permissions in the possession of a third Person that are related to Content owned by such third Person and licensed to the Company or one of its Subsidiaries) and (iv) the Contributors to whom royalties, if any, with respect to such Content should be paid and the amount of such royalty obligation.

(b) Except as set forth on Schedule 3.13(b), there have been no claims made in writing or, to the Knowledge of Seller, threatened by any Person against the Company or any of its Subsidiaries in connection with the possession by the Company or any of its Subsidiaries of, or the validity or enforceability of, any model, property or other relevant releases or permissions related to any Content owned or licensed by the Company or any of its Subsidiaries since January 1, 2006, except for any such claim (i) that was fully withdrawn by the claimant in writing and/or (ii) where all matters underlying or that were the basis of such claim were completely rectified or cured, in each case (i) and (ii), without any continuing obligations or Liabilities (including the payment of any money or other consideration) on the part of the Company or any of its Subsidiaries.

(c) To the Knowledge of Seller, all Content not exclusively owned by the Company or any of its Subsidiaries and for which the Company or any of its Subsidiaries is responsible under the terms of any Contract has been returned in good condition to the rightful owner or is in proper storage on the Company’s or its relevant Subsidiary’s premises and capable of being retrieved on demand by or on behalf of the Company or such Subsidiary. Except as set forth on Schedule 3.13(c), there have been no claims made in writing or, to the Knowledge of Seller, threatened by any Person against the Company or any of its Subsidiaries in connection with any failure to return, or failure to return on a timely basis, any Content to such Person since January 1, 2006, other than claims (i) that have been resolved in writing with a full release of the Company and its Subsidiaries from any liability for such claims and waiver signed by the claimant and without the payment of any amount of money exceeding twenty-five thousand dollars ($25,000), (ii) that were fully withdrawn by the claimant in writing and/or (iii) for which all matters underlying or that were the basis of such claims were completely rectified or cured, in each case of (i), (ii) and (iii) without any continuing obligations or Liabilities (other than the payment of twenty-five thousand dollars ($25,000) or less) on the part of the Company or any of its Subsidiaries.

(d) Except as set forth on Schedule 3.13(d), with respect to all Content claimed by the Company or any of its Subsidiaries to be exclusively owned by the Company or any of its Subsidiaries, the Company or such Subsidiary has settled all amounts payable to any former owner thereof and has written documentation evidencing title to such Content in the Company or such Subsidiary, including an assignment of all Copyright rights in and to such Content (except where such Content constitutes a “work made for hire” under the U.S. Copyright Act and as such term is defined under 17 U.S.C. § 101 (or are owned by the Company or any of its Subsidiaries pursuant to an equivalent legal doctrine in applicable foreign jurisdictions)). Except as set forth on Schedule 3.13(d), none of the Company or any of its Subsidiaries has received written notice since January 1, 2006 of any material outstanding claims against the Company or any of its Subsidiaries with respect to its acquisition of any Content or otherwise relating to the ownership by the Company or any of its Subsidiaries of any Content, except for any such claim (i) that was fully withdrawn by the claimant in writing and/or (ii) for which all matters underlying or that were the basis of such claim were completely rectified or cured, in each case of (i) and (ii), without any continuing obligations or Liabilities (including the payment of any money or other consideration) on the part of the Company or any of its Subsidiaries. To the Knowledge of Seller, no such claims are currently threatened.

(e) Except as set forth on Schedule 3.13(e), since January 1, 2006, there have been no claims made in writing or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries with respect to any defects in quality or material delays in delivery of any Content licensed, sold or supplied by the Company or any of its Subsidiaries, except for any such claim (i) that was fully withdrawn by the claimant in writing or (ii) for which all matters underlying or that were the basis of such claim were completely rectified or cured, in each case of (i) and (ii), without any continuing obligations or Liabilities (including the payment of any money or other consideration) on the part of the Company or any of its Subsidiaries.

Section 3.14. Data Protection.

(a) The Company and each of its Subsidiaries have established privacy compliance policies and appointed privacy officers to the extent required by applicable United States Laws and, to the Knowledge of Seller, applicable foreign Laws.

(b) To the Knowledge of Seller, none of the Software used by the Company or any of its Subsidiaries or the Information Technology Systems has suffered any actual or reasonably suspected material breach of any security safeguards or any other actual unauthorized access to or acquisition, use, loss, destruction, compromise or disclosure of any Personal Information or any other confidential information maintained thereon since January 1, 2006.

(c) Schedule 3.14(c) contains a correct and complete copy of the Company’s and each of its Subsidiaries’ current privacy policies related to Personal Information as of the date of this Agreement (collectively, the “Privacy Policies”), and correct and complete copies of all foreign privacy policies related to Personal Information as of the date of this Agreement have been made available to Purchaser by Seller.

(d) The Privacy Policies accurately and completely describe in all material respects the Company’s and each of its Subsidiaries’ practices as of the date of this Agreement with respect to Personal Information that it collects, maintains, stores, accesses, transfers, processes, receives, uses or discloses (collectively, “Processing”). Except as set forth on Schedule 3.14, the Company and each of its Subsidiaries has complied in all material respects with the Privacy Policies and all Contracts and applicable United States Laws and, to the Knowledge of Seller, all applicable foreign Laws and other obligations with respect to the Company’s and such Subsidiary’s Processing of Personal Information, and no notices, disclosures or consents required under any of the foregoing have been inaccurate in any material respect, misleading or deceptive. To the Knowledge of Seller, none of the Company or its Subsidiaries has collected any Personal Information online from children under the age of thirteen (13) without verifiable consent from a parent or legal guardian or directed any of its websites to children under the age of thirteen (13) through which any such Personal Information could be obtained.

(e) The Company and each of its Subsidiaries has Processed Personal Information in a secure manner in all material respects, using commercially reasonable technical measures, to protect the integrity and security of the data and to prevent loss, alteration or misuse of or unauthorized access to Personal Information. The Company and each of its Subsidiaries has destroyed or, to the Knowledge of Seller, otherwise rendered irretrievable any records, whether electronic or paper-based, containing Personal Information that the Company or such Subsidiary has sought to dispose of in the Ordinary Course of Business. To the Knowledge of Seller, since January 1, 2006, there has been no unauthorized Processing of Personal Information by the Company or any of its Subsidiaries or any other Person. The Company is in compliance with its Safe Harbor Certification related to its Processing in the United States of Personal Information from the European Union.

(f) The Company and each of its Subsidiaries have completely and accurately described in the Privacy Policies the Company’s and such Subsidiary’s use of cookies, web beacons and other online tracking resources. Except as set forth on Schedule 3.14(f), the Company and each of its Subsidiaries use such resources solely for the purpose of improving its products and services and do not disclose any personally identifiable information resulting from such resources to any other Persons except as otherwise permitted by the Privacy Policies.

Section 3.15. Employees; Labor Matters.

(a) Schedule 3.15(a)(i) sets forth a list of all Employee Benefit Plans, sample bonus, incentive, deferred compensation and individual employment agreements,

consulting agreements that are deemed to be Material Contracts and retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, that are maintained, contributed to or sponsored by Seller or any of its Affiliates for the benefit of any current or former employee of the Business for which there is any existing or prospective liability (collectively, the “Plans”). Except as set forth on Schedule 3.15(a)(ii), neither the Company nor any of its Subsidiaries maintains, contributes to or sponsors any Employee Benefit Plans. Neither the Company nor any ERISA Affiliate contributes or has ever been obligated to contribute to any Plan subject to Title IV of ERISA or which is a “multiemployer plan” as defined in Section 3(37) of ERISA. No event has occurred and no condition exists that could reasonably be expected to subject the Company or any of its Subsidiaries by reason of its affiliation with any ERISA Affiliate to any material Liability imposed by ERISA, the Code or other applicable Law.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there is no unfair labor practice charge or complaint pending against Seller with respect to any current or former employee of the Business, (ii) there is no labor strike, slowdown, work stoppage, lockout or labor dispute pending or, to the Knowledge of Seller, threatened against or affecting the Company, (iii) there are no charges with respect to or relating to Seller with respect to any current or former employee of the Business pending before any Governmental Agency responsible for the prevention of unlawful employment practices and (iv) Seller is, and at all times has been in compliance with, all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and the collection and payment of withholding and/or social security Taxes. With respect to Seller, there has been no “mass layoff” or “plant closing,” as defined by the Worker Adjustment and Retraining Notification Act, or any similar state or local law within the six (6) months prior to the date hereof. Except as set forth on Schedule 3.15(b), none of the current or former employees of the Business is or has been represented in his or her capacity as an employee of Seller, the Company or any of the Company’s Subsidiaries by any labor organization, the Company is not a party to any collective bargaining agreement or contract with respect to such employees, and there is no, and there has not been, any pending or, to the Knowledge of Seller, threatened union organization activity involving any such employees.

(c) The Plans intended to qualify under Section 401 of the Code are so qualified and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and nothing has occurred with respect to the operations of such Plans which would be reasonably expected to cause the loss of such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code.

(d) Except as set forth on Schedule 3.15(d), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereunder will (i) result in any payment becoming due to any current or former employee, officer or director, (ii) increase any benefits otherwise payable under any Plan or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any such Plan, in each case, for which the Company or any of its Subsidiaries shall have any Liability. Neither the Company nor Seller is party to any contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by the Company or Seller to be non-deductible by reason of the application of Section 280G of the Code.

Section 3.16. Environmental Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of Seller, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of Seller, formerly owned, operated or leased by the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, only such real property primarily related to the Business), except where any such investigation, suit, claim, action or proceeding has been terminated or withdrawn or the matters underlying such investigation, suit, claim, action or proceeding have been rectified or otherwise cured without any continuing obligations or Liabilities with respect to the Company or any of its Subsidiaries, (b) since January 1, 2006, neither the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, with respect to the Business) has received any written notice of or entered into or assumed by Contract or operation of Law or otherwise, any obligation, Liability, Order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws, except where any such notice was previously withdrawn or the matters underlying such notice were rectified or otherwise cured without any continuing obligations or Liabilities with respect to the Company, any of the Company’s Subsidiaries or Seller, and (c) no facts, circumstances or conditions exist with respect to the Company or any of its Subsidiaries or any property currently (or, to the Knowledge of Seller, formerly) owned, operated or leased by the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, primarily related to the Business) or any property to or at which the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, primarily related to the Business) transported or arranged for the disposal or treatment of Hazardous Substances that would reasonably be expected to result in the Company and its Subsidiaries incurring any Liabilities under any Environmental Law or otherwise.

Section 3.17. Tax.

Except as set forth in Schedule 3.17:

(a) each of the Company and its Subsidiaries has timely filed or joined in the filing of (taking into account extensions) all income and other material Tax Returns required to have been filed with respect to the Company and its Subsidiaries and has timely paid in full (or had paid in full on its behalf) all Taxes shown as due with respect to such Tax Returns and all other income and other material Taxes otherwise required to be paid by the Company or any of its Subsidiaries, and with respect to any period for which Tax Returns have not yet been filed or for which Taxes of the Company or its

Subsidiaries are not yet due or payable, adequate accruals for such Taxes on the Financial Statements as required by GAAP have been made, and all such Tax Returns required to be filed by the Company or any of its Subsidiaries are correct and complete in all material respects;

(b) there are no Liens for Taxes against any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(c) no agreement extending the period for assessment or collection of any income and other material Taxes of the Company or any of its Subsidiaries has been executed or filed with any Tax authority, and the Tax Returns of the Company and each of its Subsidiaries have been examined by and settled with the IRS (or the applicable statute of limitations has expired) for all years through December 31, 2005, and all assessments for income and other material Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid;

(d) since January 1, 2005 and to the Knowledge of Seller for any taxable period prior to January 1, 2005, no written claim has been received from any Tax authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns asserting that the Company or any of its Subsidiaries is or may be subject to taxation in any such jurisdiction;

(e) the Company and each of its Subsidiaries has withheld and paid all income and other material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party, and the Company and its Subsidiaries are in compliance in all material respects with all applicable legal requirements in connection therewith;

(f) no deficiency with respect to income and other material Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries;

(g) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or a “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement;

(h) no audit or other administrative or court proceedings are pending with any Governmental Agency with respect to Taxes of the Company or any of its Subsidiaries and no written notice thereof has been received by the Company or any of its Subsidiaries except where any such notice was previously withdrawn or the matters underlying such notice were resolved and, to the Knowledge of Seller, none is threatened, and no issue has been raised by any Governmental Agency in any currently pending Tax audit that could be material and adverse to the Company or any of its Subsidiaries for any period after the Closing Date;

(i) Seller has made available to Purchaser correct and complete copies of (i) all income and franchise Tax Returns of, or relating to, the Company and its Subsidiaries for the preceding three (3) taxable years and (ii) any audit report issued within the last three (3) years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise Taxes of the Company or any of its Subsidiaries;

(j) neither the Company nor any of its Subsidiaries is or has been a “United States real property holding corporation” within the meaning of Section 897 of the Code during the five (5) year period ending on the Closing Date;

(k) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than a Contract among members of a group the common parent of which is Seller);

(l) neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group other than such group of which Seller is the common parent or (ii) has any liability for income and other material Taxes of any Person other than the Company or any of its Subsidiaries;

(m) neither the Company nor any of its Subsidiaries has executed or entered into any written agreement with, or obtained or applied for any written consents or written clearances or any other Tax rulings from, nor has there been any written agreement executed or entered into on behalf of any of them with any Governmental Agency, relating to income and other material Taxes, including any IRS private letter rulings or comparable rulings of any Governmental Agency and closing agreements pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of any law;

(n) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (iii) installment sale or open transaction disposition occurring on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date, except for deferred revenue reflected on the Closing Date Balance Sheet;

(o) neither the Company nor any of its Subsidiaries has been a party to any “reportable transaction” within the meaning of Treasury Regulation 1.6011-4(b)(1), nor will the transaction contemplated by this Agreement constitute such a reportable transaction;

(p) there is no contract covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the

Company or any of its Subsidiaries or Purchaser (or Affiliates of Purchaser) by reason of Section 280G of the Code or any analogous provision of state, local or foreign Law;

(q) each of the Company’s Subsidiaries which is a foreign corporation for U.S. federal income Tax purposes has been a controlled foreign corporation (within the meaning Section 957 of the Code) at all times during the holding period (for United States federal income Tax purposes) of Jupiterimages (UK) Ltd., Jupiterimages GmbH and the Company, as applicable, and the Company has been a United States shareholder (within the meaning of section 951(b) of the Code) with respect to each of those Subsidiaries during the applicable holding periods referred to herein;

(r) the Company and each of its Subsidiaries has maintained, in all material respects, with respect to transfer pricing, proper intercompany agreements and/or concurrent and supporting documentation as required under all applicable Tax Laws, such that no transfer pricing amounts will be denied as deductions in any jurisdiction by reason of a lack of proper agreements or supporting documentation; and

(s) for purposes of this Section 3.17, any reference to the Company or any Subsidiary shall be deemed to include any Person which merged or was liquidated into such entity.

Section 3.18. Insurance.

Schedule 3.18 sets forth as of the date of this Agreement a correct and complete list of all insurance policies (including the scope and amount of the coverage provided thereunder) maintained by Seller for the benefit of the Company or any of its Subsidiaries (the “Policies”). Except as set forth on Schedule 3.18, since January 1, 2006, neither the Company nor any of its Subsidiaries has made, individually, any claims under such Policies related to any damage, destruction or loss in excess of one hundred thousand dollars ($100,000). The Policies (a) have been issued by insurers which, to the Knowledge of Seller, are reputable and financially sound, and (b) are in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach or default, and neither the Company nor any of its Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, of any of the Policies. No notice of cancellation or termination has been received by the Company, any of the Company’s Subsidiaries or Seller with respect to any of the Policies.

Section 3.19. Interested Party Transactions.

Except for this Agreement or any of the transactions or agreements contemplated hereunder or as set forth on Schedule 3.19, neither Seller nor any of its Subsidiaries (other than Subsidiaries of the Company) is a party to any transaction or agreement (other than ordinary course directors’ compensation arrangements or any Company Stock Plan) with the Company, any of the Company’s Subsidiaries or any of their respective Affiliates, directors or executive officers (but, with respect to directors or executive officers, only to the extent related to the Business).

Section 3.20. Foreign Corrupt Practices Act; Certain Business Practices.

Neither the Company nor any of its Subsidiaries nor, to the Knowledge of Seller, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has, in any material respect, (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (b) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, employees or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act, (c) accepted or received any unlawful contributions, payments, gifts or expenditures or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

Section 3.21. Sufficiency of Assets.

Except for (i) assets or services provided or made available to Purchaser, the Company and its Subsidiaries pursuant to the Transition Services Agreement and (ii) the Company Owned Property, and subject to the performance of Seller’s obligations in Section 5.14 and Section 5.15, the properties, assets and rights (including Intellectual Property and Technology) of the Company and its Subsidiaries will include all properties, assets and rights (including Intellectual Property and Technology) used or held for use in the conduct of the Business as of the Closing Date in the manner in which the Business is being conducted as of the Closing Date.

Section 3.22. Opinion.

The board of directors of Seller has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) to the effect that, as of the date set forth therein, and subject to the various assumptions, qualifications and limitations set forth therein, the Purchase Price to be received by Seller pursuant to this Agreement is fair from a financial point of view to Seller (the “Fairness Opinion”).

Section 3.23. Brokers and Other Advisors.

Except for Merrill Lynch, the fees and expenses of which will be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Seller, the Company or any of their Subsidiaries.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

Section 4.1. Organization.

Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.2. Authority; Noncontravention.

(a) Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the board of directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereof by Seller, constitutes a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Purchaser or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (A) violate any Law or Order applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (except for Permitted Liens) upon any of the respective properties or assets of, Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected except, in each case, for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to prevent or materially impair or delay the ability of Purchaser to consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

Section 4.3. Governmental Approvals.

Except for (a) the filing with the SEC of the Proxy Statement relating to the Seller Stockholders’ Meeting, and other filings required under, and compliance with other applicable requirements of, the Exchange Act and (b) filings required under, and compliance with other applicable requirements of, the HSR Act and the applicable Foreign Antitrust Laws, no consents or approvals of, or filings, declarations or registrations with, any Governmental Agency are required by Purchaser for the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

Section 4.4. Litigation.

As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries, before any Governmental Agency that seek to restrain or enjoin the consummation of the transactions contemplated hereby.

Section 4.5. Sufficiency of Funds.

Purchaser will have, on the Closing Date, sufficient funds available to consummate the transactions contemplated by this Agreement.

Section 4.6. Brokers and Other Advisors.

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Purchaser or any of its Subsidiaries.

ARTICLE V.

CERTAIN COVENANTS OF SELLER AND PURCHASER

Section 5.1. Conduct of Business Prior to Closing.

From the date of this Agreement until the earlier of the Closing or the termination of this Agreement, except (a) as required, permitted or otherwise contemplated by this Agreement (including pursuant to Section 5.17), (b) as may be required by applicable Law, (c) as set forth on Schedule 5.1 or (d) with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned (provided that consent of Purchaser shall be deemed to have been given if Purchaser does not object within sixty (60) hours after written request for such consent is provided by Seller to Purchaser), Seller shall, and shall cause the Company and its Subsidiaries to, conduct the Business only in the Ordinary Course of Business (including making capital expenditures in the Ordinary Course of Business), and use commercially reasonable efforts to (i) comply in all material respects with all applicable Laws and the requirements of all Material Contracts, (ii) subject to Section 5.2, maintain and preserve intact its business organization and the goodwill of those having business relationships with the Company and retain the services of its current officers and key employees, in each case, to the end that such goodwill and ongoing business shall be unimpaired in all material respects on the Closing Date and (iii) keep in full force and effect all material Policies maintained by the

Company and its Subsidiaries, other than changes to or replacements of such Policies made in the Ordinary Course of Business.

Section 5.2. Restrictions on the Conduct of Business Prior to Closing.

Without limiting the generality of Section 5.1, from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, except (a) as required, permitted or otherwise contemplated by this Agreement (including pursuant to Section 5.17), (b) as may be required by applicable Law, (c) as set forth on Schedule 5.2 or (d) with the prior written consent of Purchaser, which consent shall not be unreasonably withheld, delayed or conditioned (provided that consent of Purchaser shall be deemed to have been given if Purchaser does not object within sixty (60) hours after written request for such consent is provided by Seller to Purchaser), Seller shall not, and shall not permit the Company or any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of shares of Stock or Seller Stock or split, combine or reclassify shares of Stock or Seller Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Stock or Seller Stock (other than the issuance of shares of Seller Stock in connection with the exercise of any options issued by Seller);

(ii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of Stock or the capital stock of any Subsidiary of the Company;

(iii) issue, deliver, sell, grant, authorize, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any shares of Stock, capital stock of any Subsidiary of the Company or any securities convertible into shares of Stock or capital stock of any Subsidiary, or subscriptions, rights, warrants or options to acquire any shares of Stock or capital stock of any Subsidiary, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights;

(iv) amend any (A) Charter Document or (B) the certificate of incorporation or bylaws of Seller, except, in the case of clause (B), for any amendment that would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or otherwise delay such consummation;

(v) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest of any Person except, solely with respect to any such transactions by Seller unrelated to the Business, any such transactions as would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or otherwise delay such consummation, or (B) any assets relating to the Business that have an aggregate purchase price in excess of one million five hundred thousand dollars ($1,500,000);

(vi) solely with respect to the Company or its Subsidiaries, enter into a new line of business;

(vii) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than, solely with respect to any such actions by Seller unrelated to the Business, any such actions as would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or otherwise delay such consummation;

(viii) cause the Company or its Subsidiaries to (A) incur or assume any Indebtedness or, except as otherwise contemplated by Seller’s existing credit agreement, guarantee any Indebtedness (or enter into a “keep well” or similar agreement) or (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries;

(ix) sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than Permitted Liens, any properties or assets of the Company or its Subsidiaries to any Person, except pursuant to Contracts in force on the date of this Agreement and listed on Schedule 5.2;

(x) (A) enter into any Material Contract other than in the Ordinary Course of Business and that is terminable by the Company or any of its Subsidiaries on no more than one hundred twenty (120) days notice without any Liability to Purchaser, the Company or any of the Company’s Subsidiaries, (B) terminate or amend in any material respect any Material Contract, (C) enter into or extend the term or scope of any Contract that purports to restrict the Company, or any existing or future Subsidiary or Affiliate of the Company, from engaging in any line of business or in any geographic area (except for distributor agreements or rights managed license agreements entered into in the Ordinary Course of Business which would not directly bind Purchaser with respect to its business), (D) enter into any Material Contract that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the transactions contemplated hereby other than contributor or supplier agreements in the Ordinary Course of Business, (E) release any Person from, or modify or waive any provision of, any confidentiality agreement except, solely with respect to any such action by Seller unrelated to the Business, any such action as would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or otherwise delay such consummation, (F) release any Person from, or modify or waive any provision of, any standstill agreement or (G) other than in the Ordinary Course of Business, fail to exercise any rights of renewal with respect to any Material Contract that by its terms would otherwise expire;

(xi) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance (other than travel and similar advances to its employees in the Ordinary Course of Business) to, any Person other than (A) a direct or indirect wholly or majority owned Subsidiary of the Company in the Ordinary Course of Business and (B) solely with respect to any such transactions by Seller unrelated to the Business, any such transactions as would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or otherwise delay such consummation;

(xii) increase in any manner the compensation of any of the Company’s or its Subsidiaries’ directors, officers or employees or enter into, establish, amend or terminate any employment, consulting, retention, change in control, collective bargaining, bonus or other incentive compensation, profit sharing, health or other welfare, stock option or other equity (or equity-based), pension, retirement, vacation, severance, deferred compensation or other compensation or benefit plan, policy, program, agreement, trust, fund or arrangement with, for or in respect of, any stockholder, director, officer, other employee, consultant or Affiliate of the Company or any of its Subsidiaries or take any action to accelerate the vesting or exercisability of compensation or benefits payable thereunder, other than (A) as required pursuant to applicable Law or the terms of the Contracts set forth on Schedule 5.2, (B) increases in salaries, wages and benefits of employees (other than officers of the Company or any of its Subsidiaries or employees of the Company or any of its Subsidiaries with annual compensation in excess of one hundred fifty thousand dollars ($150,000)) made in the Ordinary Course of Business and in amounts and in a manner consistent with past practice, (C) such actions taken with respect to the named executive officers of Seller which shall not result in any Liability for Purchaser, the Company or any of their respective Subsidiaries, (D) entering into or amending any retention, change in control or severance agreements which shall not result in any Liability for Purchaser, the Company or any of their respective Subsidiaries, (E) hiring or terminating employees in the Ordinary Course of Business and (F) establishing, amending or terminating consulting agreements in the Ordinary Course of Business;

(xiii) except as required by applicable Law, make or revoke any election in respect of income and other material Taxes, change any accounting method in respect of income and other material Taxes, prepare any income and other material Tax Returns in a manner which is not consistent with the past practice of the Company and any of its Subsidiaries with respect to the treatment of income and other material items on such Tax Returns, file any amendment to a Tax Return that will or may increase the Tax Liability of the Company and any of its Subsidiaries after the Closing, incur any Liability for Taxes other than in the Ordinary Course of Business, settle any claim or assessment in respect of income and other material Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of income and other material Taxes, enter into any closing agreement with respect to Taxes or obtain any material Tax ruling;

(xiv) settle or compromise any Legal Proceeding material to the Company or its Subsidiaries other than any settlement or compromise (A) in an amount less than two hundred fifty thousand dollars ($250,000) and (B) which does not result in any ongoing obligations of Purchaser, the Company or any of the Company’s Subsidiaries;

(xv) revalue any of the Company’s or its Subsidiaries’ material assets, except as required by GAAP;

(xvi) solely with respect to the Company, its Subsidiaries and Seller (to the extent related to the Business), commence a Legal Proceeding other than (A) for the routine collection of bills or (B) in such cases where it in good faith determines that the commencement of such Legal Proceeding would not materially impair the Business;

(xvii) (A) redirect any Links so that such Links do not direct users to Content, products, services, properties or collections of the Company of any of its Subsidiaries, (B) modify or alter any Links so that such Links do not direct users to Content, products, services, properties or collections of the Company or any of its Subsidiaries or (C) except in the Ordinary Course of Business, intentionally remove or disable any Links, or allow any Link to remain removed or disabled for more than two (2) Business Days after Seller, the Company or any of the Company’s Subsidiaries becomes aware of such removal or disabling; and

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 5.3. Information and Access.

(a) From the date hereof until the earlier of the Closing Date or termination of this Agreement, (i) Seller shall permit, and shall cause the Company to permit, Purchaser and its Representatives to have reasonable access during normal business hours, and in a manner so as not to interfere with the normal operations of the Company or Seller, to the premises, properties, directors, officers, employees, accountants, books, records, Contracts, Permits, documents and such financial and operating data and other information of the Company as Purchaser or its Representatives may reasonably request and (ii) Seller shall instruct its Representatives to reasonably cooperate with Purchaser and its Representatives in its access. Purchaser and each of its Representatives shall treat and hold as confidential any information provided hereunder in accordance with the terms and provisions of that certain Non-Disclosure Agreement attached hereto as Exhibit F (the “NDA”). Any other information provided by Seller or its Affiliates, employees, counsel, accountants or consultants to Purchaser, its Affiliates, employees, counsel, accountants, consultants, financing sources or other authorized Representatives with respect to the Company or the transactions contemplated by this Agreement shall be subject to the provisions of the NDA. Notwithstanding anything to the contrary in the

NDA, the terms of the NDA shall survive any termination of this Agreement and shall continue in full force and effect thereafter in accordance with its terms.

(b) Except as provided in Section 5.3(a), prior to the Closing Date, Purchaser and its Representatives shall not contact any of the customers, clients or employees of the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, to the extent primarily related to the Business) in connection with the transactions contemplated by this Agreement without the prior written consent of Seller, which shall not be unreasonably withheld or delayed; provided, however, that the prior written consent of Seller shall not be required for Purchaser or its Representatives to contact any customers or clients of Seller, the Company or their respective Subsidiaries which are (i) also customers or clients, as the case may be, of Purchaser or (ii) potential customers or clients, as the case may be, of Purchaser with which Purchaser has engaged in discussions on or prior to the date hereof, in each case, to the extent that such contact is limited to discussions about the business of Purchaser and does not involve the transactions contemplated by this Agreement; provided, further, however, that the prior written consent of Seller shall not be required for Purchaser or its Representatives to engage in discussions with any such Person about the transactions contemplated hereby if such discussions are limited to matters involving publicly available information.

(c) After the Closing Date, Seller and Purchaser shall, and shall cause their respective Affiliates to, provide to each other and to their respective officers, employees, counsel and other Representatives, upon request (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege or confidentiality obligation), reasonable access for inspection and copying of all books, records, Contracts, Permits and financial, operating and other information existing as of the Closing Date and relating to the Business or Seller, as applicable, to enable the party requesting such access to (i) in the case of Seller, prepare the Closing Date Balance Sheet, and (ii) comply with any reporting, filing or other requirements imposed by any Governmental Agency (including any Tax or SEC reports, filings or requirements). The party requesting such access and information shall reimburse the other party for all reasonable out of pocket costs and expenses incurred by such party in providing such access and information. The access to information contemplated by this Section 5.3(b) shall be during normal business hours and upon reasonable prior notice and shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

Section 5.4. Reasonable Best Efforts; Approvals and Filings.

(a) Subject to the terms and conditions of this Agreement (including Section 5.4(d)), each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to promptly (i) take, or cause to be taken, actions, and do, or cause to be done, things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws or Foreign Antitrust Laws), and (ii) obtain all approvals, consents, registrations, Permits, authorizations and other confirmations from any Governmental Agency or third party necessary, proper or advisable to consummate the transactions contemplated hereby.

(b) In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and use its reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, (ii) each party hereto agrees to make all appropriate filings pursuant to the Foreign Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and in any event within twenty (20) Business Days after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Foreign Antitrust Laws and use its reasonable best efforts to take, or cause to be taken, all other actions necessary to obtain any required approvals or cause the expiration or termination of any applicable waiting periods under the Foreign Antitrust Laws as soon as practicable, (iii) Seller shall use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated hereby and (B) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated hereby, take all action necessary to ensure that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated hereby and (iv) neither Purchaser nor Seller shall, nor shall they permit their respective Affiliates to, take or fail to take any action that would reasonably have the effect of materially delaying the consummation of the transactions contemplated hereby or preventing, impeding or delaying the consummation of the transactions contemplated hereby; provided, however, that no action taken or failure by Seller or Purchaser to take an action, in either case, to the extent required by Law or in the ordinary course of business, shall be deemed to be a violation of this clause (iv).

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate with each other in connection with any filing or submission with a Governmental Agency in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Agency relating to the transactions contemplated hereby, including any proceeding initiated by a private party, and (ii) keep the other party informed and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Agency and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) facilitate to the extent practicable the participation by Representatives of the other party in any material oral communications or meetings with Representatives of any Governmental Agency having jurisdiction over any of the transactions contemplated hereby, including the FTC, the DOJ and any foreign competition authority. Each of the parties hereto shall, to the extent practicable, provide notice of any substantive communication to, and any proposed understanding, undertaking or agreement with, any Governmental Agency with respect to any such filing or submission or otherwise with respect to the transactions contemplated hereby. Each of the parties hereto shall, to the extent practicable, give the other party prior notice of any meeting with any Governmental Agency and the opportunity to consult with the other in advance of any material meeting with any Governmental Agency and give the other parties the opportunity to attend or participate (unless prohibited by such Governmental Agency). Subject to applicable Law relating to the exchange of information and/or confidentiality obligations, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Agency in connection with the transactions contemplated hereby.

(d) In furtherance and not in limitation of the other covenants of the parties contained in this Section 5.4, each of the parties hereto shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by a Governmental Agency or other Person with respect to the transactions contemplated hereby. Notwithstanding anything herein to the contrary, the parties acknowledge and agree that “reasonable best efforts” shall not include, and Purchaser shall not be required to, nor shall Seller or the Company do, any of the following: (i) executing settlement, undertakings, consent decrees, stipulations or other agreements, (ii) selling, divesting, holding separate or otherwise conveying any particular assets or categories of assets or businesses of the Company or Purchaser, including any offer of any of the foregoing, (iii) agreeing to sell, divest, hold separate or otherwise convey any particular assets or categories of assets or businesses of the Company or Purchaser contemporaneously with or subsequent to the Closing, or (iv) otherwise taking or committing to take any action that after the Closing Date would limit the freedom of action of Purchaser or its Subsidiaries (including the Company) with respect to, or its or their ability to retain, one or more of its or their businesses, operations, product lines or assets.

(e) Notwithstanding any provision herein to the contrary, Purchaser shall have no obligation to contest or resist any action or proceeding challenging the transactions contemplated by this Agreement as violative of any Antitrust Laws by any Governmental Agency. Should any preliminary or permanent injunction or similar Order granting injunctive relief (other than a temporary restraining order) under the Antitrust Laws be issued by any Governmental Agency, Purchaser may elect (upon written notice within five (5) Business Days after issuance), but (notwithstanding any provision of this Agreement) shall not be required to seek or have such injunction, Order or stay vacated, lifted or otherwise set aside, but in the event Purchaser so elects, Purchaser and Seller shall be obligated to use their reasonable best efforts to contest and resist thereafter until such time, if any, as Purchaser decides in its sole discretion to cease contesting or resisting such preliminary injunction, Order or stay, or any other administrative or judicial action or proceeding challenging the transactions contemplated by this Agreement under the Antitrust Laws.

Section 5.5. Seller Proxy Statement; Other Filings; Seller Stockholders’ Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement, but in any event no later than forty-five (45) days after the date hereof, Seller shall prepare and, after consultation with Purchaser, file with the SEC the Proxy Statement, which (except as contemplated by Section 5.6) shall contain the Seller Board Recommendation, and Seller shall, or shall cause its Affiliates to, prepare and, after consultation with Purchaser, file with the SEC all other filings that are required to be filed by Seller in connection with the transactions contemplated hereby. Seller and Purchaser shall cooperate with one another in connection with the preparation of the Proxy Statement and shall furnish all information concerning such party as the other party may reasonably request in connection with the preparation of the Proxy Statement. Seller agrees and acknowledges that (i) none of the information supplied or to be supplied by Seller for inclusion or incorporation by reference in the proxy statement relating to the Seller Stockholders’ Meeting (together with all amendments, supplements and exhibits thereto, the “Proxy Statement”) will, on the date it is first disseminated to the stockholders of Seller, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and will not, at the time of the Seller Stockholders’ Meeting, omit to state any material fact necessary to correct any statement in any earlier communication from Seller with respect to the solicitation of proxies for the Seller Stockholders’ Meeting which shall have become false or misleading in any material respect; provided, however, that notwithstanding the foregoing, Seller makes no representation or warranty with respect to information supplied by or on behalf of Purchaser or its Affiliates for inclusion or incorporation by reference in the Proxy Statement and (ii) the Proxy Statement will comply as to form in all material respects with the applicable requirements of the Exchange Act. Purchaser agrees and acknowledges that any information supplied by Purchaser for inclusion in the Proxy Statement will not, on the date it is first disseminated to stockholders of Seller, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and will not, at the time of the Seller Stockholders’ Meeting, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Seller Stockholders’ Meeting which shall have become false or misleading in any material respect; provided, however, that notwithstanding the foregoing, Purchaser makes no representation or warranty with respect to any information supplied by or on behalf of Seller or its Affiliates for inclusion or incorporation by reference in the Proxy Statement. Purchaser and its counsel shall be given a reasonable opportunity to review, comment upon and approve the Proxy Statement before it is filed with the SEC and disseminated to Seller’s stockholders. Seller and Purchaser shall each use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing. Seller will use commercially reasonable efforts to cause the Proxy Statement to be mailed to Seller’s stockholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

(b) As promptly as reasonably practicable, Seller shall notify Purchaser of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto. All filings by Seller with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto and all mailings to Seller’s stockholders in connection with the transactions contemplated by this Agreement, shall be subject to the reasonable prior review and comment of Purchaser.

(c) If, at any time prior to the Closing Date, any information relating to Seller, Purchaser or the Company or any of their respective Affiliates, directors or officers is discovered by Seller and Purchaser which should be set forth in an amendment or supplement to the Proxy Statement or other filings with the SEC, so that the Proxy Statement or other filings with the SEC would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Seller.

(d) Seller shall, in accordance with Seller’s certificate of incorporation and bylaws and applicable Law, promptly and duly call, give notice of, convene and hold, as soon as reasonably practicable following the date upon which the Proxy Statement is cleared by the SEC, a meeting of the stockholders of Seller (the “Seller Stockholders’ Meeting”) for the purpose of seeking the Seller Stockholder Approval, in all cases regardless of whether (i) an Adverse Recommendation Change shall have occurred or (ii) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to Seller or any of its Representatives. The board of directors of Seller shall use its commercially reasonable efforts to solicit the Seller Stockholder Approval.

Section 5.6. No Solicitation of Transactions by Seller.

(a) Seller and the Company shall, and shall cause their Subsidiaries and Seller’s, the Company’s and their Subsidiaries’ respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to an Acquisition Proposal, and use their commercially reasonable efforts to obtain the return from all such Persons or cause the destruction of all copies of confidential information previously provided to such parties by Seller, the Company, their Subsidiaries or any Representatives to the extent such confidential information remains confidential at such time. From the date hereof until the earlier of the termination of this Agreement in accordance with its terms or the Closing Date and subject to Section 5.6(b), Seller and the Company shall not, and shall cause their Subsidiaries and Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly cause, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal, (iii) approve, endorse or recommend to the stockholders of Seller any Acquisition Proposal or (iv) enter into an agreement (other than a confidentiality agreement entered into in accordance with the provisions of this Agreement) with respect to an Acquisition Proposal. Without limiting the foregoing, Seller acknowledges and agrees that any violation of the foregoing restrictions by Seller’s Subsidiaries, including the Company, or their Representatives shall be deemed a breach of this Section 5.6(a) by Seller.

(b) Notwithstanding anything to the contrary set forth in Section 5.6(a) or any other provision of this Agreement to the contrary, if at any time prior to the receipt of the Seller Stockholder Approval, Seller or the Company receives a bona fide written Acquisition Proposal in circumstances not involving a breach of Section 5.6(a), Seller may, directly or through its Representatives, (i) contact such Person and its Representatives for the purpose of clarifying the Acquisition Proposal and any material terms thereof and the conditions to and likelihood of consummation, so as to determine, following consultation with Seller’s financial advisor and outside legal counsel, whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal and (ii) if the board of directors of Seller determines in good faith after consultation with its legal and financial advisors that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal, the board of directors of Seller may, but only if and to the extent the board of directors of Seller determines in good faith, based on such matters as it deems relevant following consultation with its financial advisor and outside legal counsel, that the failure to do so would be reasonably likely to constitute a breach by the board of directors of Seller of its fiduciary duties under applicable Law, and after providing Purchaser not less than twenty-four (24) hours’ written notice of its intention to take such actions, (A) furnish non-public information with respect to Seller or the Company to the Person who made such Acquisition Proposal pursuant to a confidentiality agreement executed by Seller or the Company and such Person containing provisions as to nondisclosure and use restrictions at least as favorable to Seller or the Company, as applicable, as those contained in the NDA; provided, however, that Seller or the Company has previously or concurrently furnished such information to Purchaser and (B) participate in negotiations regarding such Acquisition Proposal.

(c) Except as expressly permitted by Section 5.6(d) or Section 5.6(e), the board of directors of Seller shall not, directly or indirectly, (i) (A) withdraw (or amend or modify in a manner adverse to Purchaser) or publicly propose to withdraw (or amend or modify in a manner adverse to Purchaser), the Seller Board Recommendation, (B) recommend that its stockholders, adopt or approve, or propose publicly to recommend that its stockholders, adopt or approve, any Acquisition Proposal or (C) fail to recommend against acceptance of any tender offer or exchange offer for Stock or Seller Stock that constitutes an Acquisition Proposal within ten (10) Business Days after the commencement of such offer (any of the foregoing actions being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow Seller or the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (other than a confidentiality agreement referred to in Section 5.6(a)) (A) constituting or that could reasonably be expected to lead to any Acquisition Proposal or (B) requiring Seller or the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, if the board of directors of Seller receives a bona fide written Acquisition Proposal prior to the receipt of the Seller Stockholder Approval, that (i) was made in circumstances not involving a breach of Section 5.6(a) and (ii) the board of directors of Seller determines in good faith constitutes a Superior Proposal:

(i) the board of directors of Seller may make an Adverse Recommendation Change in response to such Superior Proposal if the board of directors determines in good faith, based on such matters it deems relevant following consultation with its financial advisor and its outside counsel, that the failure to take such action would be reasonably likely to constitute a breach by the board of directors of Seller of its fiduciary duties under applicable Law; and

(ii) the board of directors of Seller may, in response to such Superior Proposal and within forty-eight (48) hours after the expiration of the three (3) Business Day period described below, enter into a Contract with respect to such Superior Proposal if Seller is permitted to terminate this Agreement on such date pursuant to the terms of Section 10.1(g) and, concurrently with its entering into such Contract shall have terminated this Agreement pursuant to Section 10.1(g) but only after the third (3rd) Business Day following Purchaser’s receipt of written notice from Seller advising Purchaser that the board of directors of Seller is prepared to enter into a Contract with respect to such Superior Proposal (which notice shall include the most current versions of such Contract) and terminate this Agreement, if during such three (3) Business Day period, Seller and its Representatives shall have provided Purchaser with a reasonable opportunity to provide to Seller a binding written offer by Purchaser to amend the terms and conditions of this Agreement, and shall have considered in good faith any such binding, written offer of Purchaser to amend the terms and conditions of this Agreement delivered by Purchaser to Seller.

(e) Without limiting the provision of Section 5.6(d), at any time prior to obtaining the Seller Stockholder Approval, and subject to Seller’s compliance in all material respects with the other provisions of this Section 5.6, as applicable, the board of directors of Seller may make an Adverse Recommendation Change if the board of directors of Seller determines in good faith, following consultation with its outside legal counsel, that such action is consistent with its fiduciary duties to the stockholders of

Seller under applicable Law; provided, however, that Seller shall provide Purchaser with forty-eight (48) hours’ prior notice (or such lesser prior notice as is provided to the members of the board of directors of Seller) of any meeting of the board of directors of Seller at which the board of directors is expected to consider making an Adverse Recommendation Change.

(f) Seller shall promptly advise Purchaser orally and in writing, and in no event later than twenty-four (24) hours after receipt, of any Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal (including any changes thereto) and the identity of the Person making any such Acquisition Proposal (and shall include with such notice copies of any written materials received from or on behalf of such Person relating to such Acquisition Proposal). Seller shall keep Purchaser reasonably informed of the status (including any change to the material terms and conditions thereof) of any such Acquisition Proposal and shall provide Purchaser with copies of any additional written materials received that relate to such Acquisition Proposal.

(g) Nothing in this Section 5.6 or elsewhere in this Agreement shall prevent the board of directors of Seller from taking and disclosing any position or disclosing any information required to be disclosed under applicable Law or, if applicable, from complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, and to the extent referred to therein, Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal; provided, however, that any such disclosure thereunder shall be governed by the terms of this Agreement, including with respect to any Adverse Recommendation Change. In addition, nothing in this Section 5.6 or elsewhere in this Agreement shall prohibit Seller or the Company from taking any action that any court of competent jurisdiction orders Seller or the Company to take.

Section 5.7. Notices of Certain Events.

The parties to this Agreement shall promptly notify each other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or any other Transaction Document;

(b) any notice or other communication from any Governmental Agency in connection with the transactions contemplated by this Agreement or any other Transaction Document; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to their knowledge, threatened against, relating to or involving or otherwise affecting Purchaser, Seller or the Company which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Schedule 3.8 in the case of Seller or the Company, or that relate to the consummation of the transactions contemplated by this Agreement or any other Transaction Document.

For the avoidance of doubt, the delivery of any notice pursuant to this Section 5.7 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice.

Section 5.8. Further Assurances.

(a) Seller and Purchaser each agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and any other Transaction Document and to vest in Purchaser title to the Stock as provided herein.

(b) Upon reasonable notice from Purchaser to Seller anytime prior to the Closing Date, Seller and the Company shall, at the sole expense of Purchaser and following Purchaser’s preparation and delivery to Seller of all required filings, certificates, agreements and other documentation necessary to effect the Requested Actions, use their commercially reasonable efforts to take, or cause to be taken, certain corporate actions reasonably requested by Purchaser to be effective on or prior to the Closing Date, including (i) the transfer of ownership of any Subsidiary of the Company to another Subsidiary of the Company, (ii) the merger or consolidation of any Subsidiary of the Company with and into the Company or another Subsidiary of the Company, or (iii) the conversion of any Subsidiary of the Company into another entity (clauses (i), (ii) and (iii) being referred to as “Requested Actions”); provided, however, that no such Requested Actions shall (A) delay the consummation of the transactions contemplated by this Agreement, (B) result in any Liability to Seller and (C) be taken unless (1) such Requested Actions are permitted by applicable Law and by any agreements to which Seller, the Company or their respective Subsidiaries are party, (2) Seller has received a written notice from Purchaser confirming that all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (or, with respect to Section 7.3, at the option of Purchaser, waived) and that Purchaser is prepared to proceed immediately with the Closing (it being understood that in any event the Requested Actions will be deemed to have occurred prior to the Closing) and (3) such Requested Actions could not be effected by Purchaser subsequent to the Closing without the loss of any benefit to Purchaser.

(c) In the event that the parties agree in good faith that obtaining any approval required under Foreign Antitrust Laws in connection with consummation of the transactions contemplated by this Agreement would be reasonably expected to delay the Closing as a result of such approval being the only remaining unsatisfied or unwaived condition to Closing under Article VII, the parties shall use commercially reasonable efforts to (i) segregate the relevant Subsidiary(ies) of the Company and/or assets of the Company or its Subsidiary(ies), as applicable, that are the subject of the application for such approval under relevant Foreign Antitrust Laws, (ii) consummate the transactions contemplated by this Agreement that are not the subject of the application for such approval under Foreign Antitrust Laws in accordance with the terms of Article VIII of this Agreement and (iii) consummate the transactions contemplated by this Agreement that are the subject of the application for such approval under Foreign Antitrust Laws as soon as practicable after such approval has been obtained.

Section 5.9. Public Announcements.

The initial press releases concerning the transactions contemplated by this Agreement and any other Transaction Document shall be separate press releases by Purchaser and Seller, each of which shall be approved by the parties to this Agreement and shall be disseminated at such time and in such manner as the parties shall mutually agree unless otherwise required by applicable Law. Thereafter, neither Seller nor Purchaser shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Agreement or the transactions contemplated hereby without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law as determined in the good faith judgment of the party proposing to make such release (in which case such party shall not issue or cause the publication of such press release or other public announcement without prior consultation with the other party).

Section 5.10. Dividends and Distributions by the Company.

Between the date of this Agreement and the Closing Date, the Company and its Subsidiaries shall be permitted to declare and pay cash dividends, or make cash distributions, to Seller or Seller’s Subsidiaries.

Section 5.11. Employee Benefits.

(a) Seller shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Continuing Employee with respect to claims incurred by such Continuing Employee or their covered dependents prior to the Closing Date (except to the extent accrued on the Closing Date Balance Sheet). Expenses and benefits with respect to claims incurred by Continuing Employees or their covered dependents on or after the Closing Date shall be the responsibility of Purchaser. For purposes of this paragraph, a claim is deemed incurred: (i) in the case of medical or dental benefits, when the services that are the subject of the claim are performed; (ii) in the case of life insurance, when the death occurs; (iii) in the case of long-term disability benefits, when the disability occurs; (iv) in the case of workers compensation benefits, when the event giving rise to the benefits occurs; and (v) otherwise, at the time the Continuing Employee or covered dependent becomes entitled to payment of a benefit (assuming that all procedural requirements are satisfied and claims applications properly and timely completed and submitted).

(b) Continuing Employees shall be given credit for all service with Seller (and any predecessor employer for which Seller credited service) to the same extent as such service was credited for such purpose by Seller, under each Purchaser employee benefit plan, policy program or arrangement (each, a “Purchaser Plan”) for purposes of eligibility, vesting and benefits accrual (other than benefit accruals under any defined benefit pension plan and other than which would result in the duplication of benefits accrual for the same period of service).

(c) With respect to any Purchaser Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) maintained by Purchaser, with respect to each Continuing Employee, Purchaser shall (i) cause there to be waived any pre-existing condition and waiting periods and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees during the plan year of the applicable plan sponsored by Seller during which the Closing occurs with respect to similar plans maintained by Seller immediately prior to the Closing Date.

(d) With respect to any accrued but unused vacation time (including flexible time off and sick pay) as of the Closing Date to which any Continuing Employee is entitled pursuant to the vacation policy of Seller immediately prior to the Closing Date, Purchaser shall assume the Liability for such accrued but unused vacation time and allow such Continuing Employee to use such accrued vacation.

(e) Upon reasonable notice from Purchaser to Seller anytime prior to the Closing Date, Seller shall, or shall cause the Company or any of its Subsidiaries to, at the sole expense of Purchaser and following Purchaser’s preparation and delivery to Seller of all required filings, certificates, agreements and other documentation necessary to effect the following actions, use its commercially reasonable efforts to terminate or transfer to any Person, other than the Company or any such Subsidiary, effective as of the Closing Date, any Plan sponsored by the Company or any such Subsidiary to the extent allowable under applicable Law and by any agreements to which Seller, the Company or their respective Subsidiaries are party; provided, however, that no such termination or transfer shall (A) delay the consummation of the transactions contemplated by this Agreement, (B) result in any Liability to Seller and (C) be taken unless (1) Seller has received a written notice from Purchaser confirming that all of the conditions set forth in Section 7.1 and Section 7.3 have been satisfied (or, with respect to Section 7.3, at the option of Purchaser, waived) and that Purchaser is prepared to proceed immediately with the Closing (it being understood that in any event such terminations or transfers will be deemed to have occurred prior to the Closing) or (2) such actions could not be effected by Purchaser subsequent to the Closing without the loss of any benefit to Purchaser.

Section 5.12. Delivery of Financial Information.

As soon as practicable following the end of each calendar month from the date hereof until the Closing Date, Seller shall use its commercially reasonable efforts to deliver to Purchaser within forty-five (45) days after the end of each such month, but in any event Seller shall deliver to Purchaser no later than sixty (60) days after the end of each such month, copies of (a) the unaudited statements of income of the Company prepared in accordance with GAAP (without giving effect to any footnote disclosure required under GAAP) consistent with past practice and (b) all other monthly management reports prepared in respect of the Company in the Ordinary Course of Business. As soon as practicable following each fiscal quarter from the date hereof until the Closing Date, but in no event later than forty-five (45) days after the end of each quarter, Seller shall deliver to Purchaser copies of the unaudited balance sheet of the Company and the related unaudited statement of income, in each case, prepared in accordance with GAAP

(without giving effect to any footnote disclosure required under GAAP) consistent with past practice.

Section 5.13. Non-Competition and Non-Solicitation.

(a) Seller agrees that, for a period of five (5) years following the Closing Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the Business. Notwithstanding the foregoing or any other term or provision in this Agreement to the contrary, (i) Seller shall not be prohibited from participating in the operation of the remaining business and assets of Seller (other than the Business) including permitting any Person to advertise with Seller (or on or in any of Seller’s websites, magazines or job boards) or attend, exhibit, sponsor or speak at any Seller conference, exhibition, training, class or webinar and (ii) following the expiration of the Non-Competition Period (as defined in the Non-Competition Agreement), this Section 5.13(a) shall only apply to Alan Meckler in his capacity as an employee, officer and director of Seller and its Subsidiaries (and not in his individual capacity or as an Affiliate of Seller or its Subsidiaries). The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.

(b) Seller and Purchaser each agree that, for a period of three (3) years following the Closing Date, it shall not solicit or induce the employment or services of or hire any employee of Purchaser or any employee providing services to the Business, in the case of Seller, or any employee of Seller, in the case of Purchaser, without the prior written consent of such other party hereto; provided, however, that general solicitations to the public not directed at such employees shall not be deemed a violation of this Section 5.13(b). Notwithstanding the foregoing, if Seller or Purchaser terminates the employment of any such employee, Purchaser or Seller, as the case may be, shall be permitted to solicit such terminated employee.

Section 5.14. Assignment and Recordation of Intellectual Property.

(a) At Closing (provided that Purchaser complies with its obligations hereunder), Seller shall assign to the Company or such other Person designated by Purchaser all of Seller’s right, title and interest in and to all Seller-Owned Business Intellectual Property and Seller-Owned Business Technology free and clear of all Liens. In connection therewith, Purchaser shall prepare for execution by Seller an assignment in accordance with the foregoing sentence. Upon such execution and in no event later than thirty (30) days after Closing, Seller shall submit such executed assignment (or other documentation or information as may be necessary) to the relevant Governmental Agencies or Internet domain name registrars, as Purchaser in its sole and absolute discretion deems necessary or desirable. The parties shall reasonably cooperate with respect to any other documents, filings or actions reasonably necessary to reflect the

Company or such other Person designated by Purchaser as the record owner (in a manner such that there is no break in the chain of title and the releases of all Liens are recorded) of all registrations and applications for any Seller-Owned Business Intellectual Property. Notwithstanding anything to the contrary in this Section 5.14, Seller shall not be obligated to transfer any Seller-Owned Business Intellectual Property that Purchaser, in its sole and absolute discretion, determines is not material to the Business. As between Seller and Purchaser, Purchaser shall have sole control with respect to the coordination of such assignment, submission and action. Seller shall cooperate with Purchaser, including by executing documents and providing documents and information useful or necessary to effect such assignment, submission and action. Purchaser shall bear all of the fees, costs and expenses arising out of or related to any such assignment, submission or action and shall reimburse Seller for any such reasonable out-of-pocket fees, costs or expenses to the extent incurred by Seller.

(b) Prior to Closing, Seller shall use its commercially reasonable efforts to reflect the Company or such other Person designated by Purchaser as the record owner (in a manner such that there is no break in the chain of title and the releases of all Liens are recorded) of all registrations and, to the extent reasonably practicable, pending applications for Copyrights that are Company Intellectual Property (other than Seller-Owned Business Intellectual Property), all of the foregoing of which the Company or any of its Subsidiaries is the beneficial owner, but not the record owner, as of the date hereof.

Section 5.15. Assigned Agreements and Assets. Prior to the Closing Date, Seller shall use its commercially reasonable efforts to assign or transfer, or cause to be assigned or transferred, to the Company (a) each of the agreements set forth on Schedule 5.15 hereto (the “Assigned Agreements”) and (b) all assets of Seller that are used primarily in the Business which are identified by Seller or Purchaser prior to the Closing Date (the “Assigned Assets” and, together with the Assigned Agreements, the “Assigned Agreements and Assets”). In the event consents to the assignment of the Assigned Agreements and Assets cannot be obtained prior to the Closing Date, (i) Seller shall continue to seek such consents and shall assign or transfer, or cause to be assigned or transferred, to the Company such Assigned Agreements and Assets as soon as reasonably practicable following the Closing Date and (ii) Seller shall, at its own expense, take, or cause to be taken, such actions as may reasonably be requested by Purchaser so as to provide Purchaser with the benefits of such Assigned Agreements and Assets, and Purchaser shall be responsible for all costs and obligations arising under such Assigned Agreements and Assets following the Closing Date, in each case, until such time as Seller completes such assignment or transfer.

Section 5.16. Assumed Liabilities.

Immediately prior to the Closing Date, all of the Assumed Liabilities shall be assigned by Seller to the Company and assumed by the Company pursuant to that certain Assignment and Assumption Agreement by and between Seller and the Company, the form of which is attached hereto as Exhibit G (the “Assignment and Assumption Agreement”).

Section 5.17. Company Owned Property.

Prior to the Closing Date, Seller shall transfer, or cause to be transferred, to Seller all of the Company’s right, title and interests in and to the Company Owned Property. Purchaser or the Company, on the one hand, and Seller, on the other hand, shall negotiate in good faith and, as of the Closing Date, shall enter into a lease agreement with respect to the lease of the Company Owned Property to Purchaser or the Company, as applicable (the “Peoria Lease”), which shall (a) have a term to be mutually agreed upon by Purchaser and Seller, (b) include rent on terms and conditions that are consistent with the market for commercial leased real property in Peoria, Illinois determined as of the date of execution of the Peoria Lease; provided, however, that in the event that Purchaser or Seller cannot agree on the amount of such rent, an independent third party mutually agreeable to Purchaser and Seller with applicable experience in the Peoria, Illinois commercial real estate rental market shall be engaged to determine the amount of such rent and the fees, costs and expenses of such independent third party shall be borne equally by Purchaser and Seller and (c) provide for the payment of such rent commencing as of the Closing Date. Seller shall bear all of the fees, costs and expenses arising out of or related to such transfer (but excluding any rent, fees, costs or expenses to be paid to Seller pursuant to the Peoria Lease) and shall reimburse Purchaser for any such fees, costs or expenses to the extent incurred by Purchaser and no such transfer shall result in any Liability to Purchaser or the Company.

ARTICLE VI.

CERTAIN TAX COVENANTS AND AGREEMENTS

Section 6.1. Tax Returns.

(a) Seller shall prepare and timely file (or cause to be prepared and filed) (i) all Tax Returns required to be filed by or with respect to the Company and its Subsidiaries on or prior to the Closing Date and (ii) all consolidated, combined or unitary Tax Returns of Seller that include or relate to the Company and any of its Subsidiaries. Seller shall pay or shall cause to be paid any and all Taxes due with respect to such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with prior practice, unless otherwise required by Law. With respect to any Tax Returns referred to in clause (i) above, Seller shall provide Purchaser with copies of completed drafts of the Tax Returns described above at least forty-five (45) days prior to the due date thereof (including extensions), along with supporting workpapers. Purchaser shall provide Seller with comments no later than fifteen (15) days before the respective due date of such Tax Returns. Seller shall make such revisions to such Tax Returns as are reasonably requested by Purchaser. Seller and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the parties are unable to resolve any dispute with respect to such Tax Returns at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 6.1(c), which resolution shall be binding on the parties. With respect to any Tax Return referred to in clause (ii) above, Seller shall provide Purchaser with the portion of such Tax Returns relating to the Company and any of its Subsidiaries at least forty-five (45) days prior to the due date thereof (including extensions) along with supporting workpapers. Purchaser shall provide Seller with comments no later than fifteen (15) days before the respective due date of such Tax Returns. Seller shall consider in good faith any revisions suggested by Purchaser.

(b) Except as described in Section 6.1(a) and Section 6.1(c), Seller shall prepare (or cause to be prepared), all Tax Returns required to be filed by or with respect to the Company and its Subsidiaries for a taxable period ending on or prior to the Closing Date that are required to be filed after the Closing Date. All such Tax Returns shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Law. Seller shall provide Purchaser with copies of completed drafts of the Tax Returns described above at least forty-five (45) days prior to the due date thereof (including extensions), along with supporting workpapers. Purchaser will provide Seller with comments no later than fifteen (15) days before the respective due dates of such Tax Returns. Seller shall make such revisions to such Tax Returns as are reasonably requested by Purchaser. Seller and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the parties are unable to resolve any dispute with respect to such Tax Returns at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 6.1(d), which resolution shall be binding on the parties. Subject to prepayment by Seller pursuant to Section 6.10, Purchaser shall file and pay or cause to be filed and paid any and all Taxes due with respect to such Tax Returns.

(c) Except as described in Section 6.1(a) and Section 6.1(b) above, Purchaser shall prepare and timely file (or cause to be prepared and filed), all Tax Returns required to be filed by or with respect to the Company and its Subsidiaries for a Straddle Period. All such Tax Returns shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Law. Purchaser shall provide Seller with copies of completed drafts of the Tax Returns described above at least forty-five (45) days prior to the due date thereof (including extensions), along with supporting workpapers. Seller will provide Purchaser with comments no later than fifteen (15) days before the respective due dates of such Tax Returns. Purchaser shall make such revisions to such Tax Returns as are reasonably requested by Seller. Seller and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the parties are unable to resolve any dispute with respect to such Tax Returns at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 6.1(d), which resolution shall be binding on the parties. Subject to prepayment by Seller pursuant to Section 6.10, Purchaser shall pay or cause to be paid any and all Taxes due with respect to such Tax Returns. Seller will furnish to Purchaser all information and records reasonably requested for use in preparation of any such Tax Returns.

(d) Any dispute as to any matter covered hereby shall be resolved by an independent accounting firm mutually acceptable to Seller and Purchaser. Such independent accounting firm shall resolve any such disputed matter promptly, but no later than ten (10) days after the acceptance of its appointment. The fees and expenses of such accounting firm shall be borne equally by Seller and Purchaser. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for filing such Tax Return deems correct, without prejudice to the rights of the other party to pursue the dispute. The decision of the independent accounting firm shall be final and binding on Seller and Purchaser. To the extent necessary to reflect a determination of such independent accounting firm, Seller and Purchaser shall amend or cause to be amended any relevant Tax Returns and take all other actions that are consistent with such determination.

Section 6.2. Straddle Periods.

The Company will, unless prohibited by applicable Law, close the taxable period of the Company and any of its Subsidiaries as of the close of business on the Closing Date. If applicable Law does not permit the Company or any of its Subsidiaries to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to any Straddle Period, the Taxes, if any, attributable to a Straddle Period shall be allocated as follows: (a) real, personal and intangible property Taxes (“Property Taxes”) of the Company or any of its Subsidiaries for the portion of the Straddle Period ending on the Closing Date shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (b) the Taxes of the Company (other than Property Taxes) for the portion of the Straddle Period ending on the Closing Date shall be computed as if such taxable period ended as of the close of business on the Closing Date; provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

Section 6.3. Tax Proceedings.

(a) If notice of any audit or administrative or judicial proceeding with respect to Taxes of the Company or any of its Subsidiaries (a “Tax Claim”) shall be received by Purchaser for which Seller may reasonably be expected to be liable pursuant to Section 6.10, Purchaser shall promptly, and in any event within thirty (30) days of receipt of any such notice, notify Seller in writing of such Tax Claim; provided, however, that the failure of Purchaser to give Seller notice as provided herein shall not relieve Seller of its obligations under this Section 6.3, except to the extent that Seller is adversely affected thereby.

(b) Seller shall have the right to control (at its own expense) the conduct of any Tax Claim with respect to any taxable period ending on or prior to the Closing Date for which it may be liable for indemnification pursuant to this Article VI or Article IX; provided, however, that Seller shall not compromise or settle any such Tax Claim without obtaining Purchaser’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) if it would reasonably be expected to have a materially adverse effect on Purchaser. Purchaser shall control the conduct of all other Tax Claims.

Section 6.4. Tax Cooperation.

Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any Tax Claim. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller shall retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods. A party intending to destroy any material records or documents shall provide the other party with reasonable advance notice and the opportunity to copy or take possession of such records.

Section 6.5. Certain Post-Closing Actions.

Neither party nor any of their respective Affiliates (including, after the Closing, the Company and its Subsidiaries) shall, without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), (a) make or change any income and other material Tax election affecting a taxable period ending on or before the Closing Date of Seller or any of its Affiliates (including, before the Closing, the Company and its Subsidiaries) or (b) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Tax Return prepared by (i) Seller or any of its Affiliates (including, before the Closing, the Company) relating to a taxable period ending on or before the Closing Date or (ii) Purchaser relating to any Straddle Period; provided, however, that Seller and its Affiliates (other than the Company and its Subsidiaries) may take any such action described in (a) or (b) above unless such action would have the effect of increasing the Tax Liability of Purchaser or any of its Affiliates (including the Company and its Subsidiaries) in respect of a Post-Closing Tax Year in excess of two hundred fifty thousand dollars ($250,000) in the aggregate (the “Allowed Liability Amount”); provided, further, however, that the Allowed Liability Amount, if any, shall be included, dollar for dollar, in determining whether the Deductible has been exceeded pursuant to Section 9.2(c)(i).

Section 6.6. Refunds.

If, following the Closing Date, a refund of Taxes is received by or credited to the account of the Company or any of its Subsidiaries in respect of a Pre-Closing Tax Year (including interest thereon, but net of any Taxes incurred in respect of any such refund, credit or interest), Purchaser shall cause the Company to promptly pay the amount of the refund to Seller, other than any refund or credit (a) attributable to the carryback of any loss or other Tax attribute from a Post-Closing Tax Year to a Pre-Closing Tax Year, and (b) any refund or credit reflected as an asset on the Closing Date Balance Sheet.

Section 6.7. Tax Sharing Agreements.

Seller shall cause any tax sharing agreement or similar arrangement with respect to Taxes involving the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, to be terminated effective as of the Closing Date, and after the Closing Date the Company shall have no obligation under any such agreement or arrangement for any past, present or future period.

Section 6.8. Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne equally by Seller and Purchaser when due, and Seller and Purchaser will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

Section 6.9. Section 338(h)(10) Election.

(a) With respect to the sale of the Stock, if so requested by Purchaser upon notice to Seller no later than ten (10) days prior to the due date for the making of the Section 338(h)(10) Election, Seller and Purchaser shall jointly make a Section 338(h)(10) Election in accordance with applicable Laws and as set forth herein. Purchaser and Seller shall cooperate with each other and take all necessary steps to properly make a Section 338(h)(10) Election in accordance with applicable Laws. Purchaser and Seller agree to cooperate in good faith with each other in the preparation and timely filing of any Tax Returns required to be filed in connection with the making of such an election, including the exchange of information and the joint preparation and filing of Form 8023 and related schedules. Purchaser and Seller agree to report the transfers under this Agreement consistent with such elections and shall take no position contrary thereto unless required to do so by applicable tax Law.

(b) Except as provided in Section 6.9(f) below, Purchaser shall be responsible for the preparation and filing of all Section 338 Forms in accordance with applicable Tax Laws and the terms of this Agreement and shall deliver such Section 338 Forms to Seller at least thirty (30) days prior to the date such Section 338 Forms are required to be filed. Seller shall execute and deliver to Purchaser such documents or forms (including executed Section 338 Forms) as are requested and are required by any Laws in order to properly complete the Section 338 Forms at least twenty (20) days prior to the date such Section 338 Forms are required to be filed. Seller shall provide Purchaser with such information as Purchaser reasonably requests in order to prepare the Section 338 Forms by the later of thirty (30) days after Purchaser’s request for such information or thirty (30) days prior to the date on which Purchaser is required to deliver such forms to Seller.

(c) The Purchase Price, Liabilities of the Company and other relevant items shall be allocated in accordance with Section 338(b)(5) of the Code and the Treasury Regulations thereunder. Purchaser shall prepare such allocation (the “Section 338(h)(10) Allocation Schedule”) and shall deliver the Section 338(h)(10) Allocation Schedule to Seller within five (5) days after the final determination of the Purchase Price Adjustment. Thereafter, Purchaser shall provide Seller from time to time a revised Section 338(h)(10) Allocation Schedule (“Revised Section 338(h)(10) Allocation Schedule”), so as to report any matter on the Section 338(h)(10) Allocation Schedule that needs updating (including any adjustments to the Purchase Price). Any such Revised Section 338(h)(10) Allocation Schedule shall be prepared by Purchaser in accordance with the provisions of

Section 338 of the Code and the Treasury Regulations thereunder. Seller shall have the right to review the Revised Section 338(h)(10) Allocation Schedule.

(d) If Seller disagrees with respect to any material item in the Section 338(h)(10) Allocation Schedule or Revised Section 338(h)(10) Allocation Schedule, the parties shall negotiate in good faith to resolve the dispute. If they cannot resolve the dispute within ten (10) days, any such dispute shall be resolved in accordance with the procedure set forth in Section 6.1(d). Seller and Purchaser shall each provide to the other for review a copy of its IRS Form 8883 at least ten (10) Business Days prior to its submission to the IRS.

(e) Seller shall provide Purchaser with a schedule computing the amount of the Tax Adjustment within five (5) days after the parties have agreed to the allocation of the Purchase Price (or any dispute with respect thereto has been resolved) pursuant to Section 6.9(c) (the “Tax Adjustment Schedule”), but in any event no later than thirty (30) days prior to the due date to file the Section 338(h)(10) Election. For purposes hereof, the “Tax Adjustment” shall mean an amount of additional consideration necessary to cause Seller’s after-Tax net proceeds from the sale of the Stock with the Section 338(h)(10) Election and any election made under Section 338(g) of the Code by Purchaser (collectively, the “Elections”) to be equal to the after-Tax net proceeds that Seller would have received had the Elections not been made, taking into account all appropriate state, federal and local Tax implications. In making such calculations, the actual corporate federal and state tax rates to which Seller is subject shall be used and any other items of income, deduction, gain, loss, or credits of Seller shall be ignored. Purchaser shall review the Tax Adjustment Schedule and shall provide Seller with any comments within five (5) days after receipt of such Tax Adjustment Schedule. Seller shall make such revisions to the Tax Adjustment Schedule as reasonably requested by Purchaser. Seller and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Adjustment Schedule. In the event the parties are unable to resolve any dispute with respect to the Tax Adjustment Schedule within five (5) days of receipt of Purchaser’s comments, such dispute shall be resolved pursuant to Section 6.1(d), which resolution shall be binding on the parties. The amount of the Tax Adjustment, as agreed to by the parties or as determined pursuant to Section 6.1(d), shall be paid to Seller as additional Purchase Price as provided in Section 6.9(f) below. If, as a result of the Elections, Seller recognizes a capital loss carryforward (an “Election Carryforward”), Seller shall pay the amount of any Tax benefit recognized with respect to an Election Carryforward to Purchaser as and when such Tax benefit is actually recognized by Seller. In calculating the amount of Tax benefit realized by Seller, the actual corporate federal and state rates to which Seller is subject shall be used. For this purpose, Seller shall be deemed to recognize a Tax benefit with respect to any Election Carryforward in a taxable year if, and to the extent that, Seller’s cumulative liability for Taxes through the end of such taxable year, calculated by excluding the use of any Election Carryforward, exceeds Seller’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account the use of any Election Carryforward (to the extent permitted by relevant Tax law and treating for this purpose the use of such Election Carryforward as the last item claimed for any taxable year, notwithstanding any provision of applicable Tax law); provided, however, that Seller shall not be treated as using any Election Carryforward to the extent Seller has generated any subsequent capital loss carryforwards (a “Subsequent Carryforward”) and is required to first use the Election Carryforward under relevant Tax law; provided, further, however, that if, pursuant to the previous proviso, an Election Carryforward is not treated as having been used by Seller for this purpose and a Subsequent Carryforward is treated as having been used pursuant to the previous proviso, such Subsequent Carryforward shall be treated as an Election Carryforward for purposes of this Section 6.9(e) until its expiration under applicable Tax law.

(f) On the Closing Date, Seller shall deposit five (5) completed and executed originals of IRS Form 8023 (or successor forms) in form and substance reasonably satisfactory to Purchaser (the “Election Forms”) with U.S. Bank National Association (the “Escrow Agent”) pursuant to the Election Escrow Agreement to be negotiated in good faith by Seller and Purchaser prior to Closing and which will reflect the terms set forth in this Section 6.9(f). Pursuant to the Election Escrow Agreement, the Escrow Agent shall release the Election Forms to Purchaser upon receipt of a joint written instruction from Seller and Purchaser to the Escrow Agent following the payment to Seller by Purchaser of the Tax Adjustment; provided, however, that if the Tax Adjustment has not been agreed to by the parties or finally determined pursuant to Section 6.1(d) no later than the time of the delivery of Purchaser’s notice to Seller pursuant to Section 6.9(a), the Escrow Agent shall be instructed to release the Election Forms to Purchaser upon the Escrow Agent’s confirmation of receipt by the Escrow Agent of the entire amount of the Tax Adjustment set forth in the Tax Adjustment Schedule as prepared by Seller, with such adjustments as the parties have agreed to at such time, if any (the “Deposit”). Pursuant to the Election Escrow Agreement, the Escrow Agent shall release the Deposit to Seller and/or Purchaser, as applicable, as directed by a joint written instruction from Seller and Purchaser to the Escrow Agent following the agreement of the parties or a determination pursuant to Section 6.1(d); provided, however, that if the parties have not jointly directed the Escrow Agent as to the release of the Deposit no later than five (5) days prior to the due date on which Seller is required to pay the federal income Taxes in respect of the Elections, then the Escrow Agent shall immediately release the Deposit to Seller. If the Deposit is released to Seller prior to agreement by the parties or a determination pursuant to Section 6.1(d), then upon such agreement or determination, (i) Seller shall promptly pay to Purchaser, the excess, if any, of the Deposit over the Tax Adjustment amount agreed to by the parties or determined pursuant to Section 6.1(d) or (ii) Purchaser shall pay to Seller the excess, if any, of the Tax Adjustment amount agreed to by the parties or determined pursuant to Section 6.1(d) over the Deposit upon the filing by Seller of its amended Tax Returns and the payment by Seller pursuant thereto to the applicable Governmental Agency.

Section 6.10. Tax Indemnity.

From and after the Closing, Seller shall indemnify the Purchaser Indemnitees against and hold them harmless from and against any Damages with respect to (a) any Liability for Taxes of the Company and any of its Subsidiaries (or any Affiliated Group of which the Company or any of its Subsidiaries has been a member) for any Pre-Closing Tax Year, (b) any Liability of the Company or any of its Subsidiaries for any Taxes of another Person pursuant to

Treasury Regulation section 1.1502-6 (or any predecessor or successor thereof or any analogous or similar provision state, local or foreign law), by assumption, or operation of law, (c) the failure of any of the representations and warranties contained in Section 3.17 to be true and correct in all respects (determined without regard to any qualification related to “materiality” or “Material Adverse Effect” contained therein) or the failure of Seller to perform any covenant contained in this Article VI with respect to Taxes, (d) the failure by Seller to timely pay any and all Taxes required to be borne by Seller pursuant to Section 6.8, (e) any Liability for Taxes resulting from, arising out of or based on the Section 338(h)(10) Election and (f) any Liability of the Company or its Subsidiaries under any Tax allocation, Tax indemnity or Tax sharing agreement or similar agreement or arrangement with any Person that was entered into prior to the Closing Date; provided, however, that Seller shall not be liable to indemnify the Purchaser Indemnitees for any such Tax Liability that is accrued on the Closing Date Balance Sheet.

ARTICLE VII.

CONDITIONS TO THE PURCHASE AND SALE OF STOCK

Section 7.1. Mutual Conditions.

The obligations of Seller and Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver in writing at or prior to the Closing Date of the following conditions:

(a) The Seller Stockholder Approval shall have been obtained by Seller;

(b) Any waiting period (including any extension thereof) applicable to the purchase and sale of the Stock by the parties hereto under the HSR Act shall have terminated or expired and all other required approvals of any Governmental Agency, including the approvals under all applicable Foreign Antitrust Laws, shall have been obtained and shall be in full force and effect; and

(c) No preliminary or permanent injunction or other Order issued by any court or Governmental Agency, nor any statute, rule, regulation, decree or Order promulgated or enacted by any Governmental Agency that declares this Agreement or any other Transaction Document invalid or unenforceable in any respect or which prevents the consummation of the transactions contemplated hereby or thereby shall be in effect. No action or proceeding before any court or Governmental Agency shall have been instituted or threatened by any Governmental Agency or by any other Person which seeks to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Transaction Document or which challenges the validity or enforceability hereof or thereof and has a reasonable likelihood of being successful.

Section 7.2. Conditions to Seller’s Obligation.

The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction (unless waived in writing by Seller) of each of the following conditions on or prior to the Closing Date:

(a) The representations and warranties of Purchaser contained in this Agreement that (i) are not made as of a specific date shall be true and correct as of the Closing Date, as though made on and as of the Closing Date, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Purchaser Material Adverse Effect” set forth in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser shall have delivered to Seller a certificate of its president or chief executive officer, dated the Closing Date, to the foregoing effect.

(b) Purchaser shall have performed and complied in all material respects with all covenants to be performed or complied with by it on or prior to the Closing Date. Purchaser shall have delivered to Seller a certificate of its president or chief executive officer, dated the Closing Date, to the foregoing effect.

(c) Purchaser shall have executed and delivered to Seller all of the other Transaction Documents.

Section 7.3. Conditions to Purchaser’s Obligation.

The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction (unless waived in writing by Purchaser) of each of the following conditions on or prior to the Closing Date:

(a) The representations and warranties of Seller (i) set forth in Section 3.3 shall be true and correct in all respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), (ii) set forth in Section 3.21 shall be true and correct in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), and (iii) set forth in Article III hereof (other than as described in clauses (i) and (ii) above) that (A) are not made as of a specific date shall be true and correct as of the Closing Date as though made on and as of the Closing Date, and (B) are made as of a specific date shall be true and correct as of such date, except in this clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller shall have delivered to Purchaser a certificate of its president or chief executive officer, dated the Closing Date, to the foregoing effect.

(b) Seller shall have performed and complied in all material respects with all covenants to be performed or complied with by it on or prior to the Closing Date. Seller shall have delivered to Purchaser a certificate of its president or chief executive officer, dated the Closing Date, to the foregoing effect.

(c) Seller shall have executed and delivered, or caused the Company to execute and deliver, to Purchaser all of the other Transaction Documents to which Seller or the Company is a party.

(d) Seller shall have delivered, or caused to be delivered, to Purchaser UCC Termination Statements (the “UCC Termination Statements”) terminating all Liens on any and all assets owned by the Company, any of the Company’s Subsidiaries or Seller (in the case of Seller, to the extent primarily related to the Business).

(e) Purchaser shall have received a duly executed certificate of non-foreign status from Seller that complies with Section 1445 of the Code in substantially the form attached hereto as Exhibit H (the “FIRPTA Certificate”).

(f) Since the date of this Agreement, a Material Adverse Effect shall not have occurred or be reasonably expected to occur.

(g) Purchaser shall have received copies of all consents and waivers set forth on Schedule 7.3(g).

(h) Seller shall have delivered an officer’s certificate, executed by the president or the chief executive officer and chief financial officer of Seller, certifying that as of the Closing the Company and its Subsidiaries do not have any Indebtedness.

(i) Purchaser shall have received the resignations, effective as of the Closing Date, of each of the officers and directors of the Company and each of its Subsidiaries.

ARTICLE VIII.

THE CLOSING

Section 8.1. The Closing.

The Closing of the transactions contemplated hereby (the “Closing”) shall be held at 12:00 p.m. (New York time) not more than two (2) Business Days after each of the conditions precedent set forth in Article VII have been satisfied or waived by the party entitled to the benefit thereof (the “Closing Date”) or at such other time as the parties may mutually agree. The Closing shall be held at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019 or at such other place as the parties may mutually agree.

Section 8.2. Deliveries by Seller at the Closing.

At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser, the following items:

(a) the duly executed certificates referred to in Section 7.3(a), Section 7.3(b) and Section 7.3(h);

(b) all other Transaction Documents duly executed by Seller;

(c) certificates representing the Stock, duly endorsed in blank for transfer or accompanied by appropriate powers duly executed in blank, free and clear of all Liens;

(d) the UCC Termination Statements referred to in Section 7.3(d);

(e) the FIRPTA Certificate referred to in Section 7.3(e);

(f) the consents and waivers referred to in Section 7.3(g);

(g) the resignations referred to in Section 7.3(i); and

(h) all other previously undelivered documents that Seller is required to deliver to Purchaser pursuant to this Agreement.

Section 8.3. Deliveries by Purchaser at the Closing.

At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller, the following items:

(a) the duly executed officer’s certificates referred to in Section 7.2(a) and Section 7.2(b);

(b) all other Transaction Documents duly executed by Purchaser;

(c) duly executed and acknowledged transfer tax stamps;

(d) the Closing Date Payment; and

(e) all other previously undelivered documents that Purchaser is required to deliver to Seller pursuant to this Agreement.

ARTICLE IX.

INDEMNIFICATION

Section 9.1. Survival.

All of the representations and warranties of Seller contained in this Agreement or in any certificate delivered by Seller pursuant hereto shall survive the Closing and continue in full force and effect until the first anniversary of the Closing Date; provided, however, that the representations and warranties of Seller contained in (a) Section 3.2 (Corporate Authorization) and Section 3.3 (Capitalization; Title to the Stock) shall survive indefinitely, subject to any applicable statute of limitations, (b) Section 3.17 (Tax) shall survive until ninety (90) days after the expiration of the applicable statute of limitations, (c) Section 3.16 (Environmental Matters) shall survive until the close of business on the third (3rd) anniversary of the Closing Date and (d) Section 3.21 (Sufficiency of Assets) shall survive until the close of business on the second (2nd) anniversary of the Closing Date. All of the representations and warranties of Purchaser contained in this Agreement or in any certificate delivered by Purchaser pursuant hereto shall survive the Closing and continue in full force and effect until the first anniversary of the Closing

Date; provided, however, that the representations and warranties of Purchaser contained in Section 4.2 (Authority; Noncontravention) shall survive indefinitely, subject to any applicable statute of limitations. Each survival period described above shall be referred to herein as a “Survival Period.” Notwithstanding the foregoing, any notice given in accordance with Section 11.1 of this Agreement and, if applicable, the Escrow Agreement (and delivered within the applicable Survival Period for such representation or warranty) claiming an alleged breach of any representation or warranty hereunder shall without further action extend the survival period for the representation or warranty alleged to have been breached as applied to the circumstances set forth in such notice until immediately after the final resolution of the matter. The covenants and agreements of Seller and Purchaser contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Closing shall survive the Closing.

Section 9.2. Indemnification Provisions for Benefit of Purchaser and Seller.

(a) From and after the Closing Date, Purchaser and its Subsidiaries, Affiliates, officers, directors, employees, stockholders and Representatives (collectively, the “Purchaser Indemnitees”) shall be indemnified and held harmless by Seller from an against and in respect of all Damages resulting from or incurred by any Purchaser Indemnitee by reason of:

(i) the failure of any representation or warranty of Seller in this Agreement or the officer’s certificates referred to in Section 7.3(a), Section 7.3(b) and Section 7.3(h) to be true, correct and complete on the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except that any such representations and warranties which by their express terms are made as of a specified earlier date shall be true, correct and complete only as of such specified earlier date, in each case, determined without giving effect to any “materiality” or “Material Adverse Effect” qualification contained in such representations and warranties;

(ii) any breach or failure by Seller to perform any of the covenants or agreements of Seller contained in this Agreement;

(iii) any Excluded Liabilities; and

(iv) any Liabilities arising out of any actions taken by Purchaser or the Company at the request of Seller pursuant to Section 5.17 (but excluding any rent, fees, costs or expenses to be paid to Seller pursuant to the Peoria Lease).

(b) From and after the Closing Date, Seller and its Subsidiaries, Affiliates, officers, directors, employees, stockholders and Representatives (collectively, the “Seller Indemnitees” and, together with the Purchaser Indemnitees, “Indemnitees”) shall each be indemnified and held harmless by Purchaser from and against and in respect of any and all Damages resulting from or incurred by any Seller Indemnitee by reason of:

(i) the failure of any representation or warranty of Purchaser in this Agreement or the officer’s certificates referred to in Section 7.2(a) and Section 7.2(b) to be true, correct and complete on the date of this Agreement and as of the

Closing Date as if made on and as of the Closing Date, except that any such representations and warranties which by their express terms are made as of a specified earlier date shall be true, correct and complete only as of such specified earlier date, in each case, determined without giving effect to any “materiality” or “Purchaser Material Adverse Effect” qualification contained in such representations and warranties;

(ii) any breach or failure by Purchaser to perform any of the covenants or agreements of Purchaser contained in this Agreement; and

(iii) any Assumed Liabilities; and

(iv) any Liabilities arising out of any Requested Action or any actions taken by Seller at the request of Purchaser pursuant to Section 5.11(e) or Section 5.14(a), other than as a result of Seller’s breach of Section 5.14(a).

(c) Limitations.

(i) Notwithstanding anything herein to the contrary and except as contemplated by Section 9.2(c)(ii), Seller shall not be obligated to indemnify the Purchaser Indemnitees pursuant to Section 9.2(a)(i) and Purchaser shall not be obligated to indemnify the Seller Indemnitees pursuant to Section 9.2(b)(i) unless, in each case, the aggregate of all Purchaser Indemnitees’ Damages or Seller Indemnitees’ Damages, as the case may be, other than Damages attributable to any breach of the representations and warranties of Seller set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Corporate Authorization), Section 3.3 (Capitalization; Title to Stock), Section 3.17 (Tax) and Section 3.23 (Brokers and Other Advisors), and Damages attributable to any breach of the representations and warranties of Purchaser set forth in Section 4.1 (Organization), Section 4.2 (Authority; Noncontravention) and Section 4.6 (Brokers and Other Advisors), exceeds one million two hundred thousand dollars ($1,200,000) (the “Deductible”), in which case the Purchaser Indemnitees or the Seller Indemnitees, as the case may be, shall be entitled to recover all of their Damages in excess of the Deductible.

(ii) Notwithstanding anything herein to the contrary, Seller shall not be obligated to indemnify the Purchaser Indemnitees pursuant to Section 9.2(a)(i) for any breach of the representation and warranty set forth in Section 3.21 (Sufficiency of Assets) unless the aggregate of all Purchaser Indemnitees’ Damages for a breach of such representation and warranty exceeds three hundred fifty thousand dollars ($350,000) (the “Special Deductible”), in which case the Purchaser Indemnitees shall be entitled to recover all of their Damages for any such breach in excess of the Special Deductible. For the avoidance of doubt, any Damages resulting from a breach of the representation and warranty set forth in Section 3.21 (Sufficiency of Assets) shall be included in determining whether the Deductible has been exceeded pursuant to Section 9.2(c)(i).

(iii) The maximum aggregate Liability of either Seller or Purchaser pursuant to Section 9.2(a)(i) or Section 9.2(b)(i) shall not exceed two million dollars ($2,000,000) (the “Cap”); provided, however, that Damages attributable to (A) any breach of the representations and warranties of Seller set forth in Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Corporate Authorization), Section 3.3 (Capitalization; Title to Stock), Section 3.17 (Tax) and Section 3.23 (Brokers and Other Advisors), (B) any breach of the representations and warranties of Purchaser set forth in Section 4.1 (Organization), Section 4.2 (Authority; Noncontravention) and Section 4.6 (Brokers and Other Advisors) and (C) fraud or intentional misrepresentations or intentional omissions on the part of Seller, shall not be subject to the Cap.

(iv) A Purchaser Indemnitee’s right to indemnification under this Article IX shall not be diminished or otherwise affected in any way as a result of the existence of such Purchaser Indemnitee’s knowledge of such breach or untruth as of the date hereof or as of the Closing Date, regardless of whether such knowledge exists as a result of the Purchaser Indemnitee’s investigation or as a result of disclosure by Seller (or any other Person), unless such disclosures were set forth in this Agreement or in any applicable Schedule hereto.

(d) To provide a partial fund against which a Purchaser Indemnitee may assert an Indemnification Claim, at Closing Purchaser shall deposit two million dollars ($2,000,000) of the Purchase Price (the “Escrow Amount”) into an escrow account (the “Escrow Fund”) as contemplated by the Escrow Agreement. The Escrow Amount, and interest and other earnings payable thereon, shall be held and distributed in accordance with the Escrow Agreement. Seller shall be the owner of the Escrow Fund for tax purposes, and all parties will file all Tax Returns consistent with such treatment unless otherwise required by Law. All distributions made out of the Escrow Fund shall be made in accordance with the terms of the Escrow Agreement. Subject to and in accordance with the terms of the Escrow Agreement, the Escrow Amount, or any remaining portion thereof, shall be released from the Escrow Fund in accordance with the following schedule: (i) on the six (6) month anniversary of the Closing Date, one-half ( 1/2) of the Escrow Fund shall be paid to Seller (net of any amounts paid to Purchaser out of the Escrow Fund prior to such anniversary and net of any reserves for then pending Indemnification Claims) and (ii) on the first (1st) anniversary of the Closing Date (the “Expiration Date”) the remainder of the Escrow Fund shall be paid to Seller. Notwithstanding anything herein to the contrary, if any Indemnification Claim remains outstanding on the Expiration Date, Seller shall maintain in the Escrow Fund the amount of such Indemnification Claim until such time as such Indemnification Claim is resolved in accordance with this Agreement and the Escrow Agreement.

Section 9.3. Indemnification Claims.

Any claim of indemnification pursuant to this Agreement (an “Indemnification Claim”) by any Indemnitee shall be made in accordance with this Article IX and, so long as the Escrow Fund exists, the Escrow Agreement. If any Indemnitee wishes to make an Indemnification Claim pursuant to this Article IX and, if applicable, the Escrow Agreement in respect of any Damages, such Indemnitee shall give the appropriate indemnifying party (the “Indemnifying Party”) prompt written notice thereof within the applicable Survival Period. Any such notice shall set forth in reasonable detail and to the extent then known the basis for, and amount of Damages related to, such Indemnification Claim. The failure of such Indemnitee to give notice of any Indemnification Claim promptly, but within the applicable Survival Period, shall not adversely affect such Indemnitee’s right to indemnification hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim.

Section 9.4. Matters Involving Third Parties.

(a) If any third party notifies any Indemnitee with respect to any matter which may give rise to an Indemnification Claim against the Indemnifying Party under this Article IX, then the Indemnitee shall notify the Indemnifying Party thereof promptly and in any event within ten (10) Business Days after receiving any written notice from a third party; provided, however, that no delay on the part of the Indemnitee in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such Indemnification Claim.

(b) Once the Indemnitee has given notice of the matter to the Indemnifying Party, the Indemnitee may, subject to the Indemnifying Party’s rights to assume the defense of such matter pursuant to Section 9.4(c), defend against the matter in any manner it deems appropriate.

(c) The Indemnifying Party may at any point in time choose to assume the defense of all of such matter, in which event:

(i) the Indemnifying Party shall defend the Indemnitee against the matter with counsel of the Indemnifying Party’s choice; and

(ii) the Indemnitee may retain separate counsel at its sole cost and expense (except that the Indemnifying Party shall be responsible for the fees and expenses of one separate co-counsel for all Indemnitees to the extent the Indemnitee is advised, in writing by its counsel, that either (A) the counsel the Indemnifying Party has selected has a conflict of interest or (B) there are legal defenses available to the Indemnitee that are materially different from or additional to those available to the Indemnifying Party).

(d) The Indemnitee shall not consent to the entry of a judgment or enter into any settlement with respect to any matter which may give rise to an Indemnification Claim without the prior written consent of the Indemnifying Party, which consent may not be unreasonably withheld or delayed.

(e) The Indemnifying Party shall not consent to the entry of a judgment or enter into any settlement with respect to any matter which may give rise to an Indemnification Claim or enter into any settlement unless, in each case, such judgment or settlement includes a provision whereby the plaintiff or claimant in the matter releases the Indemnitee from all Liability with respect thereto, without the prior written consent of the Indemnitee, which consent may not be unreasonably withheld or delayed.

Section 9.5. Certain Additional Provisions Relating to Indemnification.

(a) Except as otherwise provided herein, the indemnification provisions set forth in this Article IX and Article VI shall constitute the sole and exclusive recourse and remedy available to the parties hereto with respect to the breach of any representation, warranty or covenant contained in this Agreement; provided, however, that the foregoing clause shall not be deemed a waiver by any party of any right to specific performance or injunctive relief, or any right or remedy arising by reason of any claim of fraud or intentional misrepresentations or intentional omissions with respect to this Agreement or any of the other Transaction Documents.

(b) All payments by an Indemnifying Party under this Article IX and Article VI shall be treated as an adjustment to the Purchase Price for all foreign, federal, state and local income Tax purposes. For the avoidance of doubt, with respect to any indemnification related to Taxes, in the event of a conflict between this Article IX and Article VI, Article VI shall govern such indemnification related to Taxes.

(c) Each payment by an Indemnifying Party made pursuant to this Article IX shall be reduced to the extent of any (i) insurance proceeds actually received by Purchaser or Seller, as applicable, or (ii) reimbursements or similar payments actually received by Purchaser or Seller, as applicable, from a third party with respect to such payment; provided, however, neither Purchaser nor Seller, as applicable, shall have any obligation whatsoever to seek any payments from, or take action with respect to, any insurance policies or third parties in lieu of or as a condition to receiving a payment from an Indemnitee under this Article IX and any such action shall be at the sole and absolute discretion of Purchaser or Seller, as applicable.

(d) In no event shall any Indemnitee be entitled to recover Damages pursuant to this Article IX to the extent that such Damages are accrued on the Closing Date Balance Sheet.

ARTICLE X.

TERMINATION

Section 10.1. Termination.

This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned prior to the Closing Date as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Purchaser and Seller;

(b) by either Purchaser or Seller if the Closing shall not have occurred on or before the six (6) month anniversary of the date hereof (as such date may be extended pursuant to the immediate following provision, the “Outside Date”); provided, however, that if, as of the initial Outside Date, all conditions set forth in Section 7.1, Section 7.2 and Section 7.3 shall have been satisfied or waived (other than conditions which by their terms are required to be satisfied or waived at the Closing) other than the condition set forth in Section 7.1(b), then the Outside Date shall be automatically extended by three (3) months; provided, further, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Closing to occur on or before such date;

(c) by either Purchaser or Seller if any Governmental Agency shall have enacted, issued, promulgated, enforced or entered any Order or taken any other action (including the failure to have taken an action) which, in either such case, has the effect of making consummation of the transactions contemplated by this Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement, which Order or action shall have become final and non-appealable;

(d) by either Purchaser or Seller if the Seller Stockholder Approval shall not have been obtained at the Seller Stockholders’ Meeting;

(e) by Purchaser, if an Adverse Recommendation Change shall have occurred or the board of directors of Seller approves or recommends, or publicly proposes to approve or recommend, or allows Seller or the Company to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding (other than a confidentiality agreement referred to in Section 5.6(a)) (i) constituting or that could reasonably be expected to lead to any Acquisition Proposal or (ii) requiring Seller or the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement;

(f) by Purchaser, if (i) there shall have occurred any changes, effects, events, occurrences, state of facts or developments that, individually or in the aggregate, have had a Material Adverse Effect (unless such Material Adverse Effect has been cured with no cost to, ongoing obligations of or impact on the Company or any of its Subsidiaries), (ii) the representations and warranties of Seller set forth in this Agreement shall not be true and correct on and as of the date of such determination as if made on such date and such failure to be true and correct would give rise to a failure of a condition set forth in Section 7.3(a) or (iii) Seller shall have breached or failed to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by it and such breach or failure to perform or comply would give rise to a failure of a condition set forth in Section 7.3(b), if in each case under clauses (ii) and (iii) such inaccuracy, breach or failure to perform or comply cannot be cured or has not been cured within fifteen (15) Business Days after Seller receives written notice thereof;

(g) by Seller, if at any time prior to receipt of the Seller Stockholder Approval, it concurrently enters into a definitive Contract providing for a Superior Proposal in accordance with Section 5.6(d); provided, however, that prior thereto or concurrently therewith Seller shall have paid or caused to be paid the Termination Fee to Purchaser in accordance with Section 10.3 (and such termination of this Agreement by Seller shall not take effect unless and until the Termination Fee shall have been paid to Purchaser); or

(h) by Seller, if (i) there shall have occurred any changes, effects, events, occurrences, state of facts or developments that, individually or in the aggregate, have had a Purchaser Material Adverse Effect (unless such Purchaser Material Adverse Effect has been cured with no cost to, ongoing obligations of or impact on Seller), (ii) the representations and warranties of Purchaser set forth in this Agreement shall not be true and correct on and as of the date of such determination as if made on such date and such failure to be true and correct would give rise to a failure of a condition set forth in Section 7.2(a), or (iii) Purchaser shall have breached or failed to perform or comply with any obligation, agreement or covenant required by this Agreement to be performed or complied with by it and such breach or failure to perform or comply would give rise to a failure of a condition set forth in Section 7.2(b), if in each case under clauses (ii) and (iii) such inaccuracy, breach or failure perform or comply cannot be cured or has not been cured within fifteen (15) Business Days after Purchaser receives notice thereof.

Section 10.2. Effect of Termination.

In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there shall be no Liability under this Agreement on the part of any party hereto except that the provisions of Section 5.3, Section 10.1, this Section 10.2, Section 10.3 and Article XI shall survive any such termination, except (a) Seller may have liability as provided in Section 10.3 and (b) subject to the provisions of Section 11.10, nothing shall relieve any party from Liability for willful breach of this Agreement or fraud.

Section 10.3. Fees and Expenses.

(a) Except as otherwise set forth in this Section 10.3, each party shall be responsible for all legal, accounting, investment banking and other expenses incurred by such party or on behalf of such party in connection with this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(b) In the event this Agreement shall be terminated:

(i) (A) by Purchaser or Seller pursuant to Section 10.1(b), Section 10.1(d) or Section 10.1(f) and (B) an Acquisition Proposal shall have been publicly announced prior to the Termination Date (in the event of a termination pursuant to Section 10.1(b) or Section 10.1(f)) or prior to the Seller Stockholders’ Meeting (in the event of termination pursuant to Section 10.1(d)) and (C) concurrently with such termination or within twelve (12) months following the Termination Date, Seller or the Company enters into a definitive Contract to consummate or consummates any Acquisition Proposal;

(ii) by Purchaser pursuant to Section 10.1(e); or

(iii) by Seller pursuant to Section 10.1(g);

then Seller shall pay as directed by Purchaser the Termination Fee, by wire transfer of immediately available funds, it being understood that in no event shall Seller be required to pay the Termination Fee on more than one occasion. For purposes of this Agreement, “Termination Fee” shall mean an amount equal to two million eight hundred eighty thousand dollars ($2,880,000) net of any Purchaser Expenses paid by Seller; provided, however, that any amount of Purchaser Expenses paid pursuant to Section 10.3(c) shall be credited dollar for dollar against any obligation of the Company to pay the Termination Fee. If the Termination Fee becomes payable pursuant to Section 10.3(b)(i), it shall be paid no later than three (3) Business Days after the consummation of the Acquisition Proposal described in clause (C) of Section 10.3(b)(i). If the Termination Fee becomes payable pursuant to Section 10.3(b)(ii), it shall be paid no later than (3) Business Days after the applicable Termination Date. If the Termination Fee becomes payable pursuant to Section 10.3(b)(iii), it shall be paid concurrently with the termination of this Agreement by Seller.

(c) If this Agreement is terminated (i) by either Purchaser or Seller pursuant to Section 10.1(d) or (ii) by Purchaser pursuant to Section 10.1(f), Seller shall promptly reimburse Purchaser for its documented and reasonable Purchaser Expenses; provided, however, that in no event shall the Purchaser Expenses exceed one million dollars ($1,000,000); provided, further, however, that any amount of Purchaser Expenses paid pursuant to this Section 10.3(c) shall be credited dollar for dollar against any obligation of the Company to pay the Termination Fee pursuant to Section 10.3(b). “Purchaser Expenses” shall mean all out-of-pocket costs and expenses incurred by Purchaser, or on behalf of Purchaser or its Affiliates, in connection with this Agreement and the transactions contemplated hereby (including all out-of-pocket fees and expenses of outside counsel, outside accountants, investment bankers, outside financing sources, hedging counterparties, outside experts and outside consultants).

(d) Seller acknowledges that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated hereby, and that without these agreements Purchaser would not enter into this Agreement. Accordingly, if Seller fails to timely pay any amount due pursuant to this Section 10.3, and, in order to obtain the payment(s), Purchaser commences a suit which results in a final, non-appealable judgment against Seller for the payment(s) set forth in this Section 10.3, Seller shall pay Purchaser its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of Bank of America, N.A. in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Without limiting Purchaser’s rights under Section 11.10, and except in the event of willful breach of this Agreement or fraud by Seller, (i) Purchaser’s right to receive payment from Seller of (A) the Termination Fee pursuant to Section 10.3(b) and (B) the Purchaser Expenses pursuant to Section 10.3(c) shall be the sole and exclusive remedy of Purchaser against Seller for any Damages suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), Seller shall not have any further Liability relating to or arising out of this Agreement or the transactions contemplated hereby (except that Seller shall also be obligated with respect to Section 10.3(d)).

ARTICLE XI.

MISCELLANEOUS PROVISIONS

Section 11.1. Notices.

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when sent to the recipient by telecopy (receipt electronically confirmed by sender’s telecopy machine) if during normal business hours of the recipient, otherwise on the next Business Day, (c) one (1) Business Day after the date when sent to the recipient by reputable express courier service (charges prepaid), or (d) seven (7) Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to Seller and to Purchaser at the addresses indicated below:

If to Seller:	Jupitermedia Corporation
23 Old Kings Highway South
Darien, Connecticut 06820
Attn: Mitchell Eisenberg, Esq.
Facsimile No. (203) 655-5079

With a copy to:	Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attn: Jeffrey R. Poss, Esq.
Facsimile No. (212) 728-8111

If to Purchaser:	Getty Images, Inc.
601 N. 34th Street
Seattle, Washington 98103
Attn: John Lapham, Esq.
Facsimile No. (206) 925-5623

With a copy to:	Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
Attn: Craig W. Adas, Esq.
Kyle C. Krpata, Esq.
Facsimile No. (650) 802-3100

or to such other address as either party hereto may, from time to time, designate in writing delivered pursuant to the terms of this Section 11.1.

Section 11.2. Amendments.

The terms, provisions and conditions of this Agreement may not be changed, modified or amended in any manner except by an instrument in writing duly executed by each of the parties hereto; provided, however, that following receipt of the Seller Stockholder Approval, there shall be no change, modification or amendment to the provisions hereof which by Law would require further approval by the stockholders of Seller without such approval.

Section 11.3. Assignment and Parties in Interest.

(a) Neither this Agreement nor any of the rights, duties, or obligations of any party hereunder may be assigned or delegated by Seller or Purchaser except with the prior written consent of Seller or Purchaser, as applicable; provided, however, that prior to or after the Closing, Purchaser may assign all of its rights hereunder to any Affiliate of Purchaser, provided that no such assignment shall relieve Purchaser of its obligations hereunder.

(b) This Agreement shall not confer any rights or remedies upon any person or entity other than the parties hereto and their respective permitted successors and assigns.

Section 11.4. Entire Agreement.

This Agreement, the NDA and the other Transaction Documents constitute the entire agreement among the parties hereto with respect to the subject matter hereof, supersede and are in full substitution for any and all prior agreements and understandings among them relating to such subject matter, and no party shall be liable or bound to the other parties hereto in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein or therein. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. Any disclosure set forth on any Schedule to this Agreement shall be deemed disclosed on all other Schedules where the nature of such disclosure makes it reasonably apparent that such disclosure would be appropriate disclosure on such other Schedule(s).

Section 11.5. Descriptive Headings.

The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 11.6. Counterparts.

For the convenience of the parties, any number of counterparts of this Agreement may be executed by any one or more parties hereto, and each such executed counterpart shall be, and shall be deemed to be, an original, but all of which shall constitute, and shall be deemed to constitute, in the aggregate but one and the same instrument.

Section 11.7. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts made and performed therein without regard to any principles of conflicts of law that would require the application of the Laws of a different state.

(b) Any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of New York or of the United States of America for the State of New York, and, by execution and delivery of this Agreement, the parties hereto hereby accept for themselves and in respect of their property the jurisdiction of the aforesaid courts in connection with any such action or proceeding. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which any of them may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 11.8. Construction.

The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any references to any federal, state, local or foreign statute or Law will also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless the context otherwise requires: (a) a term has the meaning assigned to it by this Agreement; (b) including means “including without limitation;” (c) “or” is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; and (e) “$” means the currency of the United States of America.

Section 11.9. Severability.

In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by Law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Section 11.10. Specific Performance.

Subject to Article X, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages may not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other party and to seek to enforce specifically the terms and provisions of this Agreement against the other party without bond or other security being required, this being in addition to any other remedy to which it is entitled at Law or in equity.

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IN WITNESS WHEREOF, Seller and Purchaser have executed and delivered this Agreement as of the day and year first written above.

JUPITERMEDIA CORPORATION

By:	/s/ Alan M. Meckler
Name:	Alan M. Meckler
Title:	Chairman and Chief Executive Officer

GETTY IMAGES, INC.

By:	/s/ Jonathan Klein
Name:	Jonathan Klein
Title:	Chief Executive Officer